Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

All Outstanding Shares of Series A Convertible Preferred Stock

All Outstanding Shares of Series B Convertible Preferred Stock

of

Derma Sciences, Inc.

at

$7.00 Net Per Share of Common Stock,

$32.00 Net Per Share of Series A Convertible Preferred Stock and

$48.00 Net Per Share of Series B Convertible Preferred Stock

by

Integra Derma, Inc.

an indirect wholly-owned subsidiary of

Integra Lifesciences Holdings Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, ON FEBRUARY 22, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer (as defined below) is being made pursuant to an Agreement and Plan of Merger, dated as of January 10, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Integra Lifesciences Holdings Corporation, a Delaware corporation (“Parent”), Integra Derma, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Integra (the “Purchaser”), and Derma Sciences, Inc., a Delaware corporation (“Derma Sciences”), under which the Purchaser will be merged with and into Derma Sciences (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Derma Sciences surviving the Merger as an indirect wholly-owned subsidiary of Parent. The Purchaser is offering to purchase for cash (i) all outstanding shares of common stock, par value $0.01 per share (the “Common Shares”) of Derma Sciences, at a price of $7.00 per Common Share (the “Common Offer Price”), (ii) all outstanding shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Shares”) of Derma Sciences, at a price of $32.00 per Series A Preferred Share (the “Series A Offer Price”) and (iii) all outstanding shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Shares,” and collectively with the Series A Preferred Shares, the “Preferred Shares” and the Preferred Shares, together with the Common Shares, the “Shares”) of Derma Sciences, at a price of $48.00 per Series B Preferred Share (the “Series B Offer Price,” and together with the Common Offer Price and the Series A Offer Price, collectively, the “Offer Prices”), in each case, net to the seller thereof in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, constitute the “Offer”).

The board of directors of Derma Sciences (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein, (ii) determined that the Merger Agreement and the Offer and the Merger are fair to, and in the best interests of, Derma Sciences and its shareholders, (iii) determined that the Merger should be effected as soon as practicable following the acceptance for payment of Shares validly tendered pursuant to the Offer, without a vote of Derma Sciences’ shareholders, pursuant to Section 251(h) of the DGCL, and (iv) recommended that Derma Sciences’ shareholders accept the Offer and tender their Shares pursuant to the Offer.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered (and not properly withdrawn) prior to the expiration of the Offer (i) that number of Common Shares and Preferred Shares that, together with the number of Shares (if any) then owned by Parent, equals at least a majority in voting power of the Shares then issued and outstanding, voting together as a single class, (ii) that number of Series A Preferred Shares that, together with the number of Series A Preferred Shares (if any) then owned by Parent, equals at least a majority of the Series A Preferred Shares then issued and outstanding, and (iii) that number of Series B Preferred Shares that, together with the number of Series B Preferred Shares (if any) then owned by Parent, equals at least a majority of the Series B Preferred Shares then issued and outstanding. The Offer is also subject to the satisfaction of certain other conditions described in this Offer to Purchase, including, among other conditions, (i) the termination or expiration of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (ii) that the Merger Agreement has not been terminated in accordance with its terms. See Section 14—“Conditions of the Offer.”

A summary of the principal terms of the Offer begins on page 1. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer. Questions and requests for assistance may be directed to D.F. King & Co., Inc., the information agent for the Offer, at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the information agent for the Offer. There will be no guaranteed delivery tender procedures in connection with the Offer. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

January 25, 2017

IMPORTANT

Shareholders desiring to tender all or any portion of their Shares must:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•	contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

2.	For Shares that are registered in the shareholder’s name and held in book-entry form:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3—“Procedure for Tendering Shares”);

•	if using the Letter of Transmittal, have the shareholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal (or a manually signed facsimile) and any other required documents to Broadridge Corporate Issuer Solutions, Inc. (the “Depositary”), at its address on the back cover of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3.	For Shares that are registered in the shareholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal;

•	have the shareholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal (or a manually signed facsimile), the certificates for the Shares and any other required documents to the Depositary, at its address on the back cover of this Offer to Purchase.

In order for any holder of Shares to participate in the Offer, such holder’s Shares, the Letter of Transmittal, the certificates for the Shares (if applicable) and any other required documents must be received by the Depositary before the expiration of the Offer. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through The Depository Trust Company, are at the election and risk of the tendering shareholder.

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.01 per share, of Derma Sciences, Inc. (the “Common Shares”)

All outstanding shares of Series A Convertible Preferred Stock, par value $0.01 per share, of Derma Sciences, Inc. (the “Series A Preferred Shares”)

All outstanding shares of Series B Convertible Preferred Stock, par value $0.01 per share, of Derma Sciences, Inc. (the “Series B Preferred Shares”)

Price Offered Per Share:	$7.00 per Common Share

$32.00 per Series A Preferred Share

$48.00 per Series B Preferred Share

In each case, the Offer Price will be paid net to you in cash, without interest thereon, subject to any withholding of taxes required by applicable law

Scheduled Expiration of Offer:	12:00 midnight, New York City time, on Wednesday, February 22, 2017, unless extended or earlier terminated

The Purchaser:	Integra Derma, Inc., an indirect wholly-owned subsidiary of Integra Lifesciences Holdings Corporation

Derma Sciences Board Recommendation:	The board of directors of Derma Sciences recommends that you accept the Offer and tender your Shares pursuant to the Offer

The following are some questions that you, as a shareholder of Derma Sciences, Inc. (“Derma Sciences”), may have and answers to those questions. This summary term sheet highlights selected information from this offer to purchase (this “Offer to Purchase”) and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related Letter of Transmittal, which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.” To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and the other documents to which we refer you carefully and in their entirety. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Integra Derma, Inc. (the “Purchaser”).

Who is offering to buy my Shares?

Our name is Integra Derma, Inc. We are a Delaware corporation and an indirect wholly-owned subsidiary of Integra Lifesciences Holdings Corporation (“Parent”). We were formed in 2017 for the purpose of the transactions contemplated by the Agreement and Plan of Merger, dated as of January 10, 2017, by and among Parent, the Purchaser and Derma Sciences (the “Merger Agreement”), including making and completing the Offer and merging with and into Derma Sciences (the “Merger”) following the acceptance for payment of Shares (as defined below) in the Offer. We have not otherwise conducted any business operations. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning Parent and the Purchaser.”

What are the classes and amounts of securities being sought in the Offer?

We are offering to purchase (i) all of the outstanding Common Shares, (ii) all of the outstanding Series A Preferred Shares and (iii) all of the outstanding Series B Preferred Shares, on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Common Shares, the Series A Preferred Shares and the Series B Preferred Shares, as applicable. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay for the Shares and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay (i) $7.00 per Common Share (the “Common Offer Price”), (ii) $32.00 per Series A Preferred Share (the “Series A Offer Price”) and (iii) $48.00 per Series B Preferred Share (the “Series B Offer Price”), in each case, net to you in cash, without interest, subject to any withholding of taxes required by applicable law. We refer to each of the Common Offer Price, the Series A Offer Price and the Series B Offer Price as an “Offer Price” and collectively, the “Offer Prices.” The Series A Offer Price is equal to the liquidation preference per Series A Preferred Share established pursuant to the certificate of incorporation of Derma Sciences. The Series B Offer Price is equal to the liquidation preference per Series B Preferred Share established pursuant to the certificate of incorporation of Derma Sciences. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

What does the board of directors of Derma Sciences think of the Offer?

The Offer is being made pursuant to the Merger Agreement with Derma Sciences. The board of directors of Derma Sciences (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein, (ii) determined that the Merger Agreement and the Offer and the Merger are fair to, and in the best interests of, Derma Sciences and its shareholders, (iii) determined that the Merger should be effected as soon as practicable following the acceptance for payment of Shares validly tendered pursuant to the Offer, without a vote of Derma Sciences’ shareholders, pursuant to Section 251(h) of the DGCL, and (iv) recommended that Derma Sciences’ shareholders accept the Offer and tender their Shares pursuant to the Offer. See the “Introduction” to this Offer to Purchase and Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions.”

Have any Derma Sciences shareholders agreed to tender their Shares?

Yes. In connection with the Merger Agreement, Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P. (collectively, the “Galen Partnerships”) entered into a letter agreement, dated as of January 9, 2017, with Derma Sciences (the “Letter Agreement”). Pursuant to the Letter Agreement, the Galen Partnerships, in their capacity as holders of Series A Preferred Shares and Series B Preferred Shares, provided consent to the Merger (effective immediately after the execution and delivery of the Merger Agreement) and agreed to tender their Preferred Shares pursuant to the Offer. The Galen Partnerships collectively hold 15,627 outstanding Series A Preferred Shares, representing approximately 84.03% of the total Series A Preferred Shares outstanding on January 23, 2017, and 52,085 outstanding Series B Preferred Shares, representing approximately 95.16% of the total Series B Preferred Shares outstanding on January 23, 2017. The Preferred Shares held by the Galen Partnerships represent approximately 0.24% of the total voting power of the Common Shares and Preferred Shares, voting together as a single class, on January 23, 2017. See Section 13—“The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On January 9, 2017, the last trading day before we announced the Merger Agreement, the closing price of Derma Sciences’ common stock reported on The NASDAQ Global Market (“NASDAQ”) was $5.00 per Common Share. On January 24, 2017, the last full trading day before commencement of the Offer, the closing price of Derma Science’s common stock reported on NASDAQ was $6.98 per Common Share. We advise you to obtain a recent quotation for Derma Science’s common stock in deciding whether to tender your Shares. See Section 6—“Price Range of the Shares; Dividends on the Shares.”

The Preferred Shares are not publicly traded and there is no market for the Preferred Shares. The Series A Offer Price is equal to the liquidation preference per Series A Preferred Share and the Series B Offer Price is equal to the liquidation preference per Series B Preferred Share, established, in each case, pursuant to the certificate of incorporation of Derma Sciences.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares pursuant to the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, your broker or nominee may charge you a fee for tendering Shares on your behalf. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We have arranged for sufficient funds, including the receipt of funds from Parent, to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger that is expected to follow the Offer. Parent intends to fund amounts required in connection with the Offer and the Merger out of a combination of its available cash on hand and money borrowed under its existing revolving credit facility. The Offer is not subject to any financing condition. See Section 10—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

We do not believe that our financial condition is relevant to your decision to tender Shares in the Offer because the Offer is being made for all outstanding Shares, the form of payment consists solely of cash, and the Offer is not subject to any financing condition. We have arranged for sufficient funds, including the receipt of funds from Parent, to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger that is expected to follow the Offer. See Section 10—“Source and Amount of Funds.”

What is the “Minimum Condition” to the Offer?

We are not obligated to purchase any Shares in the Offer unless there has been validly tendered (and not properly withdrawn) prior to the expiration of the Offer (i) that number of Common Shares and Preferred Shares that, together with the number of Shares (if any) then owned by Parent, equals at least a majority in voting power of the Shares then issued and outstanding, voting together as a single class, (ii) that number of Series A Preferred Shares that, together with the number of Series A Preferred Shares (if any) then owned by Parent, equals at least a majority of the Series A Preferred Shares then issued and outstanding, and (iii) that number of Series B Preferred Shares that, together with the number of Series B Preferred Shares (if any) then owned by Parent, equals at least a majority of the Series B Preferred Shares then issued and outstanding. We refer to this condition as the “Minimum Condition.”

What are the most significant conditions to the Offer other than the Minimum Condition?

In addition to the Minimum Condition, we are not obligated to purchase Shares that are validly tendered in the Offer if, among other things:

•	the waiting period (and any extension thereof) applicable to the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), has not expired or been terminated (the “HSR Condition”);

•	the consummation of the Offer or the Merger is restrained, enjoined or prohibited by any order (whether temporary, preliminary or permanent in nature) of any governmental entity, or there is in effect any law enacted or promulgated by any governmental entity that prevents or makes illegal the completion of the Offer or the Merger;

•	the representations and warranties of Derma Sciences in the Merger Agreement are not true and correct as of the date of the Merger Agreement and as of the expiration of the Offer, except as would not have a Company Material Adverse Effect (as defined in Section 13—“The Merger Agreement; Other Agreements”) or, in certain circumstances, for de minimis exceptions or materiality exceptions;

•	Derma Sciences has breached or failed to perform or comply with in all material respects all covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the expiration of the Offer;

•	since the date of the Merger Agreement, there has occurred or become known any change, event, development, condition, occurrence or effect that has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in Section 13—“The Merger Agreement; Other Agreements”); and

•	the Merger Agreement has been properly and validly terminated in accordance with its terms.

The Offer is also subject to other conditions. See Section 14—“Conditions of the Offer.”

How long do I have to decide whether to tender in the Offer?

Unless we extend the expiration of the Offer, you will have until 12:00 midnight, New York City time, on Wednesday, February 22, 2017, to tender your Shares into in the Offer. There will be no guaranteed delivery tender procedures in connection with the Offer. See Section 1—“Terms of the Offer” and Section 3—“Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Our ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. If on the expiration of the Offer, any of the conditions to the Offer have not been satisfied or waived, we have agreed to extend the Offer for successive periods of up to ten business days each to permit the satisfaction of the conditions, except that we are not required to extend the Offer to a date later than July 15, 2017 (the “Outside Date”). Subject to certain conditions, either Parent or Derma Sciences may terminate the Merger Agreement if the Offer has not yet been completed on or prior to the Outside Date. In addition, we have agreed to extend the Offer for any period required by applicable law or applicable rules, regulations or interpretations and positions of the U.S. Securities and Exchange Commission (the “SEC”) and its staff.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Broadridge Corporate Issuer Solutions, Inc., the Depositary for the Offer (the “Depositary”), and notify you by making a public announcement of the extension before 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

Will you provide a subsequent offering period?

No. We will not provide a subsequent offering period following the acceptance of Shares for payment in the Offer.

How do I tender my Shares in the Offer?

To tender your Shares held as physical certificates, you must deliver the certificates representing your Shares, together with the Letter of Transmittal, properly completed, to the Depositary before the Offer expires.

If your Shares are held in the name of a broker, dealer, commercial bank, trust company or other nominee, your Shares can be tendered by your nominee through the Depositary. See Section 3—“Procedure for Tendering Shares.”

Can holders of vested stock options participate in the tender offer?

The Offer is only for Shares and not for any options to acquire Shares. If you hold vested but unexercised stock options and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable stock option plan and tender the Shares received upon exercise pursuant to the Offer. See Section 3—“Procedure for Tendering Shares.” Holders of options should consult their tax advisors with respect to the tax consequences of exercising or not exercising their options in connection with the Offer and the Merger.

If I accept the Offer, how will I get paid?

If the conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting payments, subject to any tax withholding required by applicable law, to tendering shareholders whose Shares have been accepted for payment. See Section 2—“Acceptance for Payment and Payment for Shares” and Section 3—“Procedure for Tendering Shares.”

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 4—“Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. See Section 1—“Terms of the Offer” and Section 4—“Withdrawal Rights.”

If the Offer is completed, will Derma Sciences continue as a public company?

If the Offer is completed, we will complete the Merger pursuant to Section 251(h) of the DGCL as soon as practicable following our acceptance for payment of Shares in the Offer. After completion of the Merger, Parent will own all of the outstanding capital stock of Derma Sciences, and Derma Sciences will no longer be a public company. See Section 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations.”

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

The Minimum Condition requires that we acquire (i) that number of Common Shares and Preferred Shares in the Offer that, together with the number of Shares (if any) then owned by Parent, equals at least a majority in voting power of the Shares then issued and outstanding, voting together as a single class, (ii) that number of Series A Preferred Shares in the Offer that, together with the number of Series A Preferred Shares (if any) then owned by Parent, equals at least a majority of the Series A Preferred Shares then issued and outstanding, and (iii) that number of Series B Preferred Shares in the Offer that, together with the number of Series B Preferred Shares (if any) then owned by Parent, equals at least a majority of the Series B Preferred Shares then issued and outstanding. If the Minimum Condition is satisfied (and each of the other conditions to the Offer is satisfied or waived), we will complete the Merger without a vote of the shareholders of Derma Sciences pursuant to Section 251(h) of the DGCL as soon as practicable following our acceptance for payment of Shares in the Offer. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for payment in the Offer, and we will not complete the Merger.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be canceled. Unless you exercise appraisal rights under Delaware law, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the difference to you between tendering your Shares and not tendering your Shares in the Offer is that, if you tender your Shares in the Offer, you may be paid earlier (depending on whether your Shares are certificated) and you will not have appraisal rights under Delaware law. Subject to the fulfillment of the conditions applicable to the Merger, we intend to complete the Merger as soon as practicable following the acceptance for payment of Shares in the Offer. See Section 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations.”

Who can I talk to if I have questions about the Offer?

You may call D.F. King & Co., Inc., the information agent for the Offer, Toll-Free at (800) 290-6424. See the back cover of this Offer to Purchase for additional information on how to contact our information agent.

To the Holders of Derma Sciences’ Shares:

INTRODUCTION

Integra Derma, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Integra Lifesciences Holdings Corporation, a New York corporation (“Parent”), is making an offer to purchase for cash (i) all outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of Derma Sciences, at a price of $7.00 per Common Share (the “Common Offer Price”), (ii) all outstanding shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Shares”), of Derma Sciences, at a price of $32.00 per Series A Preferred Share (the “Series A Offer Price”), and (iii) all outstanding shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Shares,” and collectively with the Series A Preferred Shares, the “Preferred Shares” and the Preferred Shares, together with the Common Shares, the “Shares”), of Derma Sciences, at a price of $48.00 per Series B Preferred Share (the “Series B Offer Price,” and together with the Common Offer Price and the Series A Offer Price, collectively, the “Offer Prices”), in each case, net to the seller thereof in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 10, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, the Purchaser and Derma Sciences, under which the Purchaser will be merged with and into Derma Sciences (the “Merger”) as soon as practicable following the acceptance for payment of Shares in the Offer, without a vote of the shareholders of Derma Sciences, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Derma Sciences surviving the Merger as an indirect wholly-owned subsidiary of Parent. At the effective time of the Merger: (i) each Common Share outstanding immediately prior to the effective time of the Merger (other than (a) Common Shares irrevocably accepted for payment in the Offer, (b) Common Shares held by Derma Sciences as treasury stock or held directly by Parent or Purchaser or any direct or indirect wholly owned subsidiary of Derma Sciences or Parent and (c) Shares owned by shareholders of Derma Sciences who are entitled to exercise and properly exercise appraisal rights under Delaware law (“Dissenting Shares”) will be converted automatically into the right to receive the Common Offer Price; (ii) each Series A Preferred Share outstanding immediately prior to the effective time of the Merger (other than Series A Preferred Shares irrevocably accepted for payment in the Offer and Dissenting Shares), will be converted into the right to receive an amount in cash, without interest, equal to the Series A Offer Price; and (iii) each Series B Preferred Share outstanding immediately prior to the effective time of the Merger (other than Series B Preferred Shares irrevocably accepted for payment in the Offer or Dissenting Shares), will be converted into the right to receive an amount in cash, without interest, equal to the Series B Offer Price, in each case, subject to any withholding of taxes required by applicable law.

The board of directors of Derma Sciences (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein, (ii) determined that the Merger Agreement and the Offer and the Merger are fair to, and in the best interests of, Derma Sciences and its shareholders, (iii) determined that the Merger should be effected as soon as practicable following the acceptance for payment of Shares validly tendered pursuant to the Offer, without a vote of Derma Sciences’ shareholders, pursuant to Section 251(h) of the DGCL, and (iv) recommended that Derma Sciences’ shareholders accept the Offer and tender their Shares pursuant to the Offer.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered (and not withdrawn) prior to the expiration of the Offer (i) that number of Common Shares and Preferred Shares that, together with the number of Shares (if any) then owned by Parent, equals at least a majority in voting power of the Shares then issued and outstanding, voting together as a single class, (ii) that number of Series A Preferred Shares that, together with the number of Series A Preferred Shares (if any) then owned by Parent, equals at least a majority of the Series A Preferred Shares then issued and outstanding, and (iii) that number of Series B Preferred Shares that, together with the number of Series B Preferred Shares (if any) then owned by Parent, equals at least a majority of the Series B Preferred Shares then issued and outstanding (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions described in this Offer to Purchase, including, among other conditions, (i) the termination or expiration of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Condition”), and (ii) that the Merger Agreement has not been terminated in accordance with its terms. See Section 14—“Conditions of the Offer.”

Derma Sciences has informed the Purchaser that, as of the close of business on January 23, 2017, 28,338,012 Common Shares were issued and outstanding, 18,598 Series A Preferred Shares were issued and outstanding and 54,734 Series B Preferred Shares were issued and outstanding. Based upon the foregoing, as of the close of business on January 23, 2017, the Minimum Condition would be satisfied if (i) an aggregate of 14,205,673 Shares (including both Common Shares and Preferred Shares), (ii) 9,300 Series A Preferred Shares and (iii) 27,368 Series B Preferred Shares were validly tendered and not properly withdrawn in the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment the Shares tendered pursuant to the Offer, the Merger will be effected, without a vote of Derma Sciences’ shareholders, pursuant to Section 251(h) of the DGCL. See Section 12—“Purpose of the Offer; Plans for Derma Sciences; Other Matters” and Section 13—“The Merger Agreement; Other Agreements.”

In connection with the Merger Agreement, Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P. (collectively, the “Galen Partnerships”) entered into a letter agreement, dated as of January 9, 2017, with Derma Sciences (the “Letter Agreement”). Pursuant to the Letter Agreement, the Galen Partnerships, in their capacity as holders of Series A Preferred Shares and Series B Preferred Shares, provided consent to the Merger (effective immediately after the execution and delivery of the Merger Agreement) and agreed to tender their Preferred Shares pursuant to the Offer. The Galen Partnerships collectively hold 15,627 outstanding Series A Preferred Shares, representing approximately 84.03% of the total Series A Preferred Shares outstanding on January 23, 2017 and 52,085 outstanding Series B Preferred Shares, representing approximately 95.16% of the total Series B Preferred Shares outstanding on January 23, 2017. The Preferred Shares held by the Galen Partnerships represent approximately 0.24% of the total voting power of the Common Shares and Preferred Shares, voting together as a single class, on January 23, 2017. See Section 13—“The Merger Agreement; Other Agreements.”

The material U.S. federal income tax consequences of the disposition of Shares pursuant to the Offer and the Merger are described in Section 5—“Material U.S. Federal Income Tax Consequences.”

The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to acquire Shares may exercise such options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. The tax consequences to holders of options of exercising those securities are not described under Section 5—“Material U.S. Federal Income Tax Consequences.” Holders of options should consult their tax advisors with respect to the tax consequences of exercising or not exercising their options in connection with the Offer or the Merger.

Tendering shareholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the disposition of Shares in the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by Broadridge Corporate Issuer Solutions, Inc., which is acting as the depositary for the Offer (the “Depositary”), and D.F. King & Co., Inc., which is acting as the information agent for the Offer (the “Information Agent”). See Section 16—“Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment (such time, the “Acceptance Time”) and pay the applicable Offer Price, subject to any withholding of taxes required by applicable law, for Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Wednesday, February 22, 2017, unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Purchaser extends the period of time that the Offer is open, in which case the term “Expiration Date” means the latest time and date at which the Offer, as so extended by the Purchaser, expires.

Subject to the terms of the Merger Agreement and applicable law, the Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing the extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. The Purchaser is required by the Merger Agreement to extend the Offer:

•	for any period required by applicable law or applicable rules, regulations, interpretations or positions of the SEC and its staff with respect thereto; and

•	for one or more periods of up to ten business days each until, and including, July 15, 2017 (the “Outside Date”), if at the Expiration Date any of the conditions of the Offer have not been satisfied.

The Purchaser is not required to extend the Offer beyond the applicable Outside Date.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of the Offer or any delay in paying for the Shares.

If, at the Expiration Date, all of the conditions of the Offer have been satisfied or waived, we will accept for payment and promptly pay for Shares tendered to the Purchaser and not properly withdrawn in the Offer. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Parent, the Purchaser and Derma Sciences will cause the Merger to become effective as soon as practicable after the Acceptance Time, without a vote of the shareholders of Derma Sciences, in accordance with Section 251(h) of the DGCL.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered (and not properly withdrawn) prior to the expiration of the Offer (i) that number of Common Shares and Preferred Shares that, together with the number of Shares (if any) then owned by Parent, equals at least a majority in voting power of the Shares then issued and outstanding, voting together as a single class, (ii) that number of Series A Preferred Shares that, together with the number of Series A Preferred Shares (if any) then owned by Parent, equals at least a majority of the Series A Preferred Shares then issued and outstanding, and (iii) that number of Series B Preferred Shares that, together with the number of Series B Preferred Shares (if any) then owned by Parent, equals at least a majority of the Series B Preferred Shares then issued and outstanding. The Offer is also subject to the satisfaction of other conditions, including the HSR Condition and the condition that the Merger Agreement has not been terminated in accordance with its terms. See Section 14—“Conditions of the Offer.”

Subject to the terms of the Merger Agreement, we may, at any time and from time to time before the Expiration Date, increase the Offer Price or make any other changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that, without the prior written consent of Derma Sciences, we may not:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	reduce the maximum number of Shares sought to be purchased in the Offer;

•	amend, modify or waive the Minimum Condition;

•	amend any of the conditions of the Offer described in Section 14—“Conditions of the Offer” in a manner adverse to the holders of Shares;

•	impose conditions to the Offer in addition to the conditions described in Section 14—“Conditions of the Offer”;

•	except as provided by the Merger Agreement, terminate or accelerate the Expiration Date; or

•	otherwise modify or amend any of the other terms of the Offer in any manner adverse in any material respect to the holders of Shares.

Subject to the Purchaser’s obligation to extend the Offer as described above, if by the Expiration Date, any of the conditions of the Offer have not been satisfied or waived, the Purchaser may, subject to the terms of the Merger Agreement and the applicable rules, regulations, interpretations or positions of the SEC or its staff:

•	terminate the Offer, not accept for payment or pay for any Shares and promptly return all tendered Shares to tendering shareholders;

•	waive, to the extent permitted by applicable law, any of the unsatisfied conditions of the Offer (other than the Minimum Condition) and, subject to complying with the rules, regulations, interpretations or positions of the SEC or its staff applicable to the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn before the Expiration Date;

•	extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

•	amend certain provisions or make certain modifications to the Offer.

If the Purchaser extends the Offer, or if the Purchaser is delayed in its payment for Shares or is unable to pay for Shares in the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer and subject to applicable law and the rules, regulations, interpretations and positions of the SEC or its staff, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” The ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC. Any public announcement of an extension of the Offer will be issued by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes to the Offer be promptly disseminated to Derma Sciences’ shareholders). Without limiting the obligation of the Purchaser under these rules or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will file an amendment to the Tender Offer Statement filed with the SEC on Schedule TO with respect to the Offer, disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. We understand the SEC’s view is that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders. A change in price or a change in percentage of securities sought, or any material changes made with respect to information not materially less significant than price or percentage of securities sought, generally requires that an offer remain open for a minimum of ten business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the Expiration Date equals or exceeds the minimum extension period that would be required because of the change. As used in this Offer to Purchase (other than in Section 13—“The Merger Agreement; Other Agreements”), “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

Derma Sciences has agreed to provide the Purchaser with Derma Sciences’ shareholder lists and security position listings for the purpose of disseminating this Offer to Purchase (and related documents) to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Derma Sciences’ shareholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) as described in Section 1—“Terms of the Offer,” the Purchaser will accept for payment and promptly pay for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” For a description of our rights and obligations to extend or amend the Offer, or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1—“Terms of the Offer.”

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for the Shares, together with a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees;

•	in the case of a transfer effected under the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares,” a Book-Entry Confirmation (as defined below) and either a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares”; and

•	any other documents required by the Letter of Transmittal.

The applicable Offer Price paid to any shareholder for Common Shares, Series A Preferred Shares and Series B Preferred Shares, respectively, tendered in the Offer will be the highest per Share consideration paid to any other shareholder for such class of Shares tendered in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser’s obligation to make such payment shall be satisfied, and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest be paid on the Offer Price by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, according to the procedures set forth in Section 3—“Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer.

If the Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering shareholders are entitled to do so as described in Section 4—“Withdrawal Rights.”

The Purchaser reserves the right to transfer or assign its rights and obligations under the Merger Agreement, including the right to purchase Shares tendered in the Offer, to one or more direct or indirect subsidiaries of Parent, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment in the Offer.

3. Procedure for Tendering Shares

Procedure for Tendering Shares

Valid Tender of Shares. A shareholder must follow one of the following procedures to validly tender Shares in the Offer:

•	for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or before the Expiration Date; or

•	for Shares held in book-entry form, either a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees, or, if applicable, an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “—Book-Entry Transfer of Shares Held Through the Book-Entry Transfer Facility” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case on or before the Expiration Date.

Book-Entry Transfer of Shares Held Through the Book-Entry Transfer Facility. The Depositary has agreed to establish an account or accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed facsimile), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal, if:

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holder(s) appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Appointment as Proxy. By executing the Letter of Transmittal (or a facsimile thereof or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering shareholder will irrevocably appoint the designees of the Purchaser as such shareholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be irrevocable and considered coupled with an interest in the tendered Shares. This appointment is effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Derma Sciences’ shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Derma Sciences shareholders.

Options. The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may participate in the Offer only if they first exercise their options in accordance with and subject to the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to ensure that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section 3. Holders of options should consult their tax advisors with respect to the tax consequences of exercising or not exercising their options in connection with the Offer or the Merger.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof) or other required documents and as to the proper form for transfer of any certificate of Shares, will be resolved by the Purchaser. The Purchaser reserves the right to reject any or all tenders determined by it not to be in proper or complete form or to waive any irregularities or conditions. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, the Depositary, the Information Agent, Derma Sciences or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments for Shares made in the Offer, each tendering U.S. holder should complete and return the IRS Form W-9 included in the Letter of Transmittal. Tendering non-U.S. holders should complete and submit the applicable IRS Form W-8, which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “U.S. holder” and “non-U.S. holder” and a more detailed discussion of backup withholding, see Section 5—“Material U.S. Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement. The Purchaser’s acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4. Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time on or before the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be

withdrawn at any time after March 26, 2017, which is the 60th day after the date of the Offer, unless prior to that date the Purchaser has accepted for payment the Shares tendered in the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing such Shares, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer of Shares held through the Book-Entry Transfer Facility as set forth in Section 3—“Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” at any time on or before the Expiration Date.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be resolved by the Purchaser. The Purchaser reserves the right to reject all notices of withdrawal determined not to be in proper or complete form or to waive any irregularities or conditions. No notice of withdrawal will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, the Depositary, the Information Agent, Derma Sciences or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the election and risk of the withdrawing shareholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5. Material U.S. Federal Income Tax Consequences

The following section discusses the material U.S. federal income tax consequences of the disposition in the Offer or the Merger of Shares other than Shares received pursuant to the exercise of any employee stock option or otherwise granted in compensatory arrangements (referred to in this Section 5 as “Non-Compensatory Shares”). This discussion does not address the tax consequences of the Offer or the Merger to holders of Shares received in compensatory arrangements. Holders of Shares received in compensatory arrangements are urged to consult their tax advisors with respect to the U.S. federal tax consequences of the Offer or the Merger, as well as any tax consequences arising under any state, local or foreign tax laws.

This discussion does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of Non-Compensatory Shares. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the Offer or the Merger.

This discussion is limited to holders who hold Non-Compensatory Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address the U.S. federal income tax consequences to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding Non-Compensatory Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts and regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	“S corporations,” partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell Non-Compensatory Shares under the constructive sale provisions of the Code; and

•	tax-qualified retirement plans.

This discussion also does not address the U.S. federal income tax consequence to holders of Non-Compensatory Shares who exercise appraisal rights in connection with the Merger under the DGCL.

If an entity treated as a partnership for U.S. federal income tax purposes holds Non-Compensatory Shares, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Non-Compensatory Shares and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences of the Offer or the Merger to them.

HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER OR THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences to U.S. Holders

Definition of a U.S. Holder. For purposes of this discussion, a “U.S. holder” is any beneficial owner of Non-Compensatory Shares that for U.S. federal income tax purposes is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a “United States person” for U.S. federal income tax purposes.

Disposition of Non-Compensatory Shares in the Offer or the Merger. A U.S. holder will recognize gain or loss on the disposition of its Non-Compensatory Shares in the Offer or the Merger. Gain or loss must be calculated separately for each block of Non-Compensatory Shares (that is, Non-Compensatory Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger. The amount of gain or loss realized with respect to each block of Non-Compensatory Shares generally will equal the difference between the amount of cash received for the Non-Compensatory Shares and the U.S. holder’s adjusted tax basis in the Non-Compensatory Shares. A U.S. holder’s adjusted tax basis in a Non-Compensatory Share generally will be equal to the amount the U.S. holder paid for the Non-Compensatory Share. Any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder has held the Non-Compensatory Share for more than one year on the disposition date. Otherwise, such gain or loss will be short-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. A U.S. holder may be subject to information reporting and backup withholding in connection with the disposition of Non-Compensatory Shares in the Offer or the Merger. Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish the holder’s taxpayer identification number (“TIN”), which for an individual is ordinarily his or her social security number;

•	furnishes an incorrect TIN; or

•	fails to certify under penalties of perjury that the holder has furnished a correct TIN and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding will also apply if the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax Consequences to Non-U.S. Holders

Definition of a Non-U.S. Holder. For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of Non-Compensatory Shares that is neither a U.S. holder nor an entity treated as a partnership for U.S. federal income tax purposes.

Disposition of Shares in the Offer or the Merger. A non-U.S. holder will not be subject to U.S. federal income tax on any gain realized on the disposition of Non-Compensatory Shares in the Offer or the Merger unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	the Non-Compensatory Shares constitute U.S. real property interests (“USRPIs”) by reason of Derma Sciences’ status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower applicable treaty rate) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower applicable treaty rate), which may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe Derma Sciences is not currently a USRPHC. Because the determination of whether Derma Sciences is a USRPHC depends on the fair market value of Derma Sciences’ USRPIs relative to the fair market value of Derma Sciences’ non-U.S. real property interests and other business assets, there can be no assurance Derma Sciences is not currently a USRPHC. Even if Derma Sciences is a USRPHC, gain realized on the disposition of Non-Compensatory Shares in the Offer or the Merger by a non-U.S. holder of Non-Compensatory Shares will not be subject to U.S. federal income tax if the Shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of the outstanding Shares throughout the shorter of the five-year period ending on the disposition date or the non-U.S. holder’s holding period. Non-U.S. holders owning (actually or constructively) more than 5% of the Shares should consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer or the Merger.

Non-U.S. holders should also consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding. Payments made to non-U.S. holders in the Offer or the Merger may be subject to information reporting and backup withholding. Non-U.S. holders generally can avoid backup withholding and information reporting by providing the Depositary with the applicable and properly executed IRS Form W-8 certifying the holder’s non-U.S. status or by otherwise establishing an exemption. Copies of information returns that are filed with the IRS may also be made available under an applicable tax treaty or information exchange agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

6. Price Range of the Shares; Dividends on the Shares

The Common Shares are listed and traded on NASDAQ under the symbol “DSCI.” The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Common Shares on NASDAQ, based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2014
First Quarter	$15.51	$10.74
Second Quarter	$13.02	$8.45
Third Quarter	$12.02	$7.88
Fourth Quarter	$9.45	$8.10
Fiscal Year Ending December 31, 2015
First Quarter	$9.89	$7.27
Second Quarter	$8.81	$6.39
Third Quarter	$7.37	$4.57
Fourth Quarter	$5.99	$3.85
Fiscal Year Ending December 31, 2016
First Quarter	$4.63	$2.85
Second Quarter	$4.21	$3.02
Third Quarter	$5.86	$3.86
Fourth Quarter	$5.65	$4.15
Fiscal Year Ending December 31, 2017
First Quarter (through January 24, 2017)	$7.00	$4.80

On January 9, 2017, the last full trading day before public announcement of the Merger Agreement, the closing price reported on NASDAQ was $5.00 per Common Share. On January 24, 2017, the last full trading day before the commencement of the Offer, the closing price reported on NASDAQ was $6.98 per Common Share. Shareholders are urged to obtain a current market quotation for the Common Shares.

The Preferred Shares are not publicly traded and there is no market for the Preferred Shares. The Series A Offer Price is equal to the liquidation preference per Series A Preferred Share and the Series B Offer Price is equal to the liquidation preference per Series B Preferred Share, established, in each case, pursuant to the certificate of incorporation of Derma Sciences.

As of the date of the Merger Agreement, Derma Sciences had never declared or paid any cash dividends in respect of the Shares. The Merger Agreement provides that, without Parent’s prior written consent, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the effective time of the Merger, Derma Sciences may not declare, set aside, pay or make any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to its capital stock. Accordingly, Derma Sciences is not expected to declare or pay any quarterly cash dividends during the pendency of the Merger Agreement or prior to completion of the Offer and the Merger.

7. Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations

Market for the Shares. If the Offer is successful, there will be no market for the Shares because the Purchaser intends to consummate the Merger as soon as practicable following the acceptance for payment of Shares in the Offer.

NASDAQ Listing. The Common Shares are currently listed on The NASDAQ Global Market (“NASDAQ”). Immediately following the completion of the Merger (which is expected to occur as soon as practicable following the completion of the Offer), the Common Shares will no longer meet the requirements for continued listing on NASDAQ because the only shareholder will be Parent or its subsidiaries. NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total shareholders. Immediately following the completion of the Merger we intend and will cause the surviving corporation to delist the Common Shares from NASDAQ.

Exchange Act Registration. The Common Shares are currently registered under the Exchange Act. The purchase of the Common Shares in the Offer may result in the Common Shares becoming eligible for deregistration under the Exchange Act. Registration of the Common Shares may be terminated if the Common Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Common Shares. Termination of registration of the Common Shares under the Exchange Act would substantially reduce the information required to be furnished by Derma Sciences to its shareholders and would make certain provisions of the Exchange Act no longer applicable to Derma Sciences, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with shareholders’ meetings and the related requirement to furnish an annual report to shareholders. Furthermore, the ability of “affiliates” of Derma Sciences and persons holding “restricted securities” of Derma Sciences to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. We expect Derma Sciences will apply for termination of registration of the Common Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

Margin Regulations. The Common Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Common Shares. Depending upon factors similar to those described above regarding the market for the Common Shares and stock quotations, it is possible that, following the Offer, the Common Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning Derma Sciences

Derma Sciences. Derma Sciences is a Delaware corporation. According to its Annual Report on Form 10-K for the year ended December 31, 2015, Derma Sciences is a global medical device company focused on two segments of the wound care marketplace: advanced wound care (“AWC”) and traditional wound care (“TWC”). Each segment is managed separately as each involves different technology, along with different marketing and sales strategies and resources. AWC products principally consist of both novel and otherwise differentiated dressings, bandages and skin substitutes designed to promote wound covering and protection, wound closure and wound healing and/or prevent infection. TWC products principally consist of branded and private label commodity related dressings, ointments, gauze bandages, adhesive bandages, specialty fixation and skin care products. Derma Sciences markets its products globally to acute care, extended care, home health care, wound and burn care clinics and physician offices, principally through direct sales representatives in the United States, Canada and the United Kingdom and through independent distributors within other select international markets. A smaller portion of Derma Sciences’ sales are made directly to care givers and through retail. Derma Sciences sources its products both internally through manufacturing facilities in Canada and China and through a global network of third party suppliers in accordance with regulatory guidelines governing their manufacture.

Derma Sciences’ legal name as specified in its certificate of incorporation is Derma Sciences, Inc. Derma Sciences’ principal executive offices are located at 214 Carnegie Center, Suite 300, Princeton, New Jersey 08540. The telephone number of Derma Sciences at that office is (609) 514-4744.

Available Information. Derma Sciences is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the

SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Derma Sciences’ directors and officers, their remuneration, options and restricted shares granted to them, the principal holders of Derma Sciences’ securities and material interests of such persons in transactions with Derma Sciences is required to be disclosed in proxy statements distributed to Derma Sciences’ shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Derma Sciences that has been filed via the EDGAR system.

Certain Unaudited Prospective Financial Information. Before entering into the Merger Agreement, representatives of Parent and the Purchaser conducted a due diligence review of Derma Sciences, and in connection with this review, Derma Sciences furnished to Parent and the Purchaser certain unaudited internal financial projections and other prospective financial information prepared by Derma Sciences management concerning Derma Sciences’ projected future financial performance. The following is a summary of the internal financial projections and other unaudited prospective financial information furnished to Parent and the Purchaser by Derma Sciences, together with a number of important assumptions, limitations and qualifications with respect thereto.

Parent and the Purchaser did not rely upon the projections or other prospective financial information furnished by Derma Sciences for purposes of their decision to enter into the Merger Agreement. Accordingly, the inclusion of the projections and other prospective financial information in this Offer to Purchase should not be regarded as an indication that any of Parent or the Purchaser, or their respective affiliates or representatives, considered or consider this information to be a reliable prediction of future events, and this information should not be relied upon as such. None of Parent or the Purchaser, or their respective affiliates or representatives, has made or makes any representation regarding the ultimate performance of Derma Sciences compared to the projections or other prospective financial information included in this Offer to Purchase, and none of them undertakes any obligation to update or otherwise revise or reconcile this information to reflect circumstances existing after the date on which Derma Sciences management prepared this information or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying this information are shown to be in error. The projections and other prospective financial information included in this Offer to Purchase is being provided only because it was furnished by Derma Sciences to Parent and the Purchaser in connection with the due diligence review of Derma Sciences.

Shareholders are cautioned not to place undue (if any) reliance on the projections and other prospective financial information included in this Offer to Purchase.

Derma Sciences has advised us that its management does not, as a matter of course, publicly disclose internal financial projections due to the inherent unpredictability of the underlying assumptions and estimates contained in such internal projections. However, in connection with their due diligence review of Derma Sciences, Derma Sciences management provided to Parent and the Purchaser two sets of long-term financial projections (collectively, the “Projections”), reflecting two different scenarios—a base case and an investment case—with each scenario using a different set of assumptions. Derma Sciences has advised us that the base case scenario reflects Derma Sciences’ preliminary budget for 2017, and that the investment case scenario reflects an aggressive investment in Derma Sciences’ sales force and would necessitate cost cutting measures be implemented in other areas.

Derma Sciences has advised us that the Projections were prepared by Derma Sciences’ management for internal use and were not prepared with a view toward public disclosure or with a view toward compliance with the guidelines of the SEC or United States generally accepted accounting principles. Derma Sciences has further advised us that neither Derma Sciences’ independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections or other prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The Projections reflect subjective judgments in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Offer, Merger or the Transactions are completed. The inclusion of the Projections should not be regarded as an indication that Derma Sciences, Parent, the Purchaser or anyone else who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Derma Sciences has advised us that its management views the Projections as being subject to inherent risks and uncertainties associated with long-term projections. Derma Sciences has advised us that it does not intend to, and disclaims any obligation to, update, revise or correct the Projections if any of them are or become inaccurate.

In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each of the circumstances that will have an effect on Derma Science’ business and its results of operations at such time. The Projections also reflect assumptions as to certain business decisions that are subject to change.

By including the summary of the Projections in this Offer to Purchase, Parent and the Purchaser have not and do not make any representation to any person regarding the information included in the Projections or the ultimate performance of Derma Sciences, Parent or any of their respective affiliates as compared to the information contained in the Projections. Derma Sciences has not made any representations to Parent or the Purchaser in the Merger Agreement or otherwise concerning the Projections. Parent and the Purchaser do not assume any responsibility to the holders of Shares for the accuracy of this information.

Derma Sciences has advised us that the Projections summarized herein were prepared during December 2016 and have not been updated to reflect any changes after the date they were prepared. The Projections do not take into account any circumstances or events occurring after the date they were prepared.

In light of the foregoing factors and the uncertainties inherent in these projections, readers of this Offer to Purchase are cautioned not to place undue, if any, reliance on the Projections.

Base Case

($ in millions)

	2016E(1)	2017E	2018E	2019E
Total Net Sales	$81.6	$111.6	$137.1	$167.5
Gross Profit	$38.0	$62.9	$77.1	$98.0
EBIT(2)	($15.0)	($6.1)	$0.3	$10.3
Net Income/(Loss) from Continuing Operations	($9.2)	($6.1)	$0.1	$10.1
Adjusted EBITDA(3)	($6.9)	$4.4	$9.9	$19.4
Net Income/(Loss)	($5.3)	($6.1)	$0.1	$10.1

(1)	Reflects the impact of BioD, LLC since August 5, 2016 (the date of the closing of the acquisition of BioD by Derma Sciences) and the full year impact of the divestiture of Derma Sciences’ First Aid Division.

(2)	Defined as Adjusted EBITDA, less depreciation and amortization, less equity-based compensation, less other income.
(3)	Reflects net income/(loss) from continuing operations as adjusted to include interest expense/(income), tax expense/(credit), depreciation, amortization, equity-based compensation and the change in value of contingent consideration.

Investment Case

($ in millions)

	2016E(1)	2017E	2018E	2019E
Total Net Sales	$81.6	$128.6	$171.9	$219.5
Gross Profit	$38.0	$76.7	$109.5	$147.9
EBIT(2)	($15.0)	($1.1)	$14.1	$37.2
Net Income/(Loss) from Continuing Operations	($9.2)	($1.1)	$13.8	$36.7
Adjusted EBITDA(3)	($6.9)	$9.2	$23.3	$45.8
Net Income/(Loss)	($5.3)	($1.1)	$13.8	$36.7

(1)	Reflects the impact of BioD, LLC since August 5, 2016 (the date of the closing of the acquisition of BioD by Derma Sciences) and the full year impact of the divestiture of Derma Sciences’ First Aid Division.
(2)	Defined as Adjusted EBITDA, less depreciation and amortization, less equity-based compensation, less other income.
(3)	Reflects net income/(loss) from continuing operations as adjusted to include interest expense/(income), tax expense/(credit), depreciation, amortization, equity-based compensation and the change in value of contingent consideration.

On January 5, 2017, Derma Sciences provided Parent with updated financial information relating to its preliminary results for the year ended December 31, 2016, which reflected $81.6 million in net sales, of which $57.1 million were from sales of Advanced Wound Care products and $24.5 million were from sales of Traditional Wound Care products.

9. Certain Information Concerning Parent and the Purchaser

Parent and the Purchaser. Parent is a Delaware corporation. Parent is a world leader in medical technology and employs approximately 3,500 people around the world who are dedicated to limiting uncertainty for surgeons, so that they can concentrate on providing the best care for their patients. Parent offers innovative solutions, including leading regenerative technologies, specialty surgical solutions, and orthopedic solutions. Parent was founded on an engineered collagen technology platform that can be used to repair and regenerate tissue. Parent has developed numerous product lines from this technology for applications ranging from burn and deep tissue wounds to repair of dura mater in the brain to repair of nerve and tendon. Over the past 25 years, Parent has grown by building upon this core regenerative technology, acquiring businesses in markets with overlapping customer bases, and developing products to further meet the needs of its target customers. Parent’s legal name as specified in its certificate of incorporation is Integra Lifesciences Holdings Corporation. Parent’s principal executive offices are located at 311 Enterprise Drive, Plainsboro, New Jersey 08536. The telephone number of Parent at such office is (609) 275-0500.

The Purchaser is a Delaware corporation that was formed in 2017 for the purpose of acquiring Derma Sciences and the sole shareholder of Purchaser is Integra LifeSciences Corporation (“Holdco”). Other than in connection with the Merger Agreement or the Offer, since its formation, the Purchaser has not conducted business operations. The sole purpose of the Purchaser is to complete the Offer and the Merger. Holdco is a direct wholly-owned subsidiary of Parent, and the Purchaser is an indirect wholly-owned subsidiary of Parent. Until immediately before the time the Purchaser accepts Shares for payment in the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. The Purchaser’s legal name as specified in its certificate of incorporation is Integra Derma, Inc. The Purchaser’s principal executive offices are located at 311 Enterprise Drive, Plainsboro, New Jersey 08536. The telephone number of the Purchaser at such office is (609) 275-0500. Holdco’s legal name as specified in its certificate of incorporation is Integra Lifesciences Corporation. Holdco’s principal executive offices are located at 311 Enterprise Drive, Plainsboro, New Jersey 08536. The telephone number of Holdco at such office is (609) 275-0500.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and the Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Derma Sciences (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Derma Sciences or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Derma Sciences or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and the Purchaser with the SEC, may be inspected at the SEC’s public reference library at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E.,

Washington D.C. 20549. The SEC also maintains a website at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information relating to Parent and the Purchaser that has been filed with the SEC via the EDGAR system.

10. Source and Amount of Funds

Completion of the Offer is not conditioned upon Parent or the Purchaser obtaining financing. Parent and the Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $207.6 million plus any related transaction fees and expenses. The Purchaser will receive these funds from Parent or one or more of its subsidiaries. Parent intends to fund amounts required in connection with the Offer and the Merger out of a combination of its available cash and cash equivalents on hand and money borrowed under its existing revolving credit facility. A description of Parent’s revolving credit facility is included under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Amended and Restated Senior Credit Agreement” of Parent’s annual report on Form 10-K dated February 26, 2016 and is incorporated herein by reference.

Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, we do not believe the financial condition of the Purchaser or Parent is material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

11. Background of the Offer; Past Contacts, Negotiations and Transactions

The following is a description of material contacts between Parent and its affiliates and Derma Sciences, and their respective representatives and advisors, that resulted in the execution of the Merger Agreement and commencement of the Offer. For a review of Derma Sciences’ activities relating to these contacts, please refer to Derma Sciences’ Schedule 14D-9 being mailed to its shareholders with this Offer to Purchase.

Background of the Offer

Parent’s board of directors and members of Parent’s senior management periodically review and assess Parent’s operations, financial performance, industry conditions, regulatory developments and potential strategic initiatives with the goal of increasing shareholder value. These reviews and assessments include potential strategic acquisitions.

On January 14, 2015, Derma Sciences’ former chief executive officer, Mr. Edward J. Quilty, met with Mr. Peter J. Arduini, Parent’s President and Chief Executive Officer, and Mr. Glenn G. Coleman, Parent’s Corporate Vice President, Chief Financial Officer and Principal Accounting Officer, at a health care industry conference in San Francisco, California to discuss Derma Sciences’ operations, financial performance and business strategies. The parties did not discuss a potential business combination or other strategic transaction at this meeting.

At internal business strategy meetings held in May and September 2016, members of Parent’s senior management discussed Derma Sciences as a potential acquisition candidate for Parent. The participants determined to continue to monitor Derma Sciences as a potential acquisition candidate and to seek opportunities in the ordinary course for dialogue with members of Derma Sciences’ senior management.

On November 19, 2015, Mr. Quilty called Mr. Arduini and asked if Parent would be interested in exploring a potential business combination or other strategic transaction involving Derma Sciences. Mr. Arduini indicated that Parent had just completed another strategic transaction and Parent’s interest was less than it might have been previously, but that Mr. Arduini would be willing to meet with Mr. Quilty to discuss further. The parties tentatively scheduled an in-person meeting to be held in late December 2015, but the meeting was cancelled by Derma Sciences following public announcement that Mr. Quilty was no longer serving as Derma Sciences’ chief executive officer.

On September 23, 2016, Richard D. Gorelick, Parent’s General Counsel, called Stephen T. Wills, Derma Sciences’ Executive Chairman and Principal Executive Officer, to indicate that Mr. Arduini would like to schedule a time to talk with Mr. Wills about a potential transaction. There was no discussion of price or other key transaction terms on this call. Subsequently, on October 1, 2016, Mr. Arduini called Mr. Wills and stated that Parent would like to engage in discussions with Derma Sciences about a potential transaction, and the parties discussed Derma Sciences’ operations, financial performance and business strategies. Messrs. Arduini and Wills spoke again on October 10, 2016, during which Mr. Arduini proposed that the parties enter into a confidentiality agreement to continue discussions. On October 11, 2016, Maria Platsis, Parent’s Senior Vice President of Corporate Development, called Mr. Wills to indicate that she would send a form confidentiality agreement to him, which Ms. Platsis forwarded to Derma Sciences later that day.

On October 13, 2016, Derma Sciences and Parent entered into the Confidentiality Agreement.

On October 25, 2016, at a regularly scheduled meeting of Parent’s board of directors, members of Parent’s senior management reviewed Derma Sciences’ operations, financial performance and business strategies and presented Derma Sciences as a potential strategic acquisition candidate for Parent. Parent’s board of directors authorized members of Parent’s senior management to continue discussions with Derma Sciences regarding a potential strategic acquisition transaction, and to keep Parent’s board of directors apprised of the status of these discussions. From time to time during the subsequent discussions and negotiations among Parent, Derma Sciences and their respective financial and legal advisors, members of Parent’s senior management provided updates to and received guidance from members of Parent’s board of directors regarding the potential transaction.

On October 28, 2016, members of the senior management teams of Parent and Derma Sciences and their respective financial advisors met in person in Princeton, New Jersey for preliminary discussions regarding a potential transaction. At this meeting, members of Derma Sciences’ senior management made a presentation to Parent regarding Derma Sciences’ operations, financial performance and prospects, and business strategies.

On November 14, 2016, Mr. Coleman and Ms. Platsis met with Mr. Wills in Yardley, Pennsylvania to present the terms of Parent’s written preliminary non-binding indication of interest to acquire Derma Sciences at an implied price of between $6.00 to $6.50 per Common Share with the consideration to be payable 50% in cash and 50% in shares of Parent Common Stock. Parent requested exclusivity from Derma Sciences to move forward with discussions.

On November 16, 2016, Mr. Wills contacted Ms. Platsis to advise that the Derma Board was not prepared to grant exclusivity at the implied price proposed by Parent. Mr. Wills indicated Derma Sciences would be willing to continue discussions and provide due diligence materials to Parent, but Parent would need to increase its price to above $7.00 per Common Share for the Derma Board to entertain granting exclusivity. In a subsequent conversation that day, following internal discussions, Ms. Platsis indicated to Mr. Wills that Parent would be willing to consider an increase in its proposed price per Common Share, but would not be able to increase its proposal to above $7.00 per Common Share. Ms. Platsis reiterated Parent’s request for exclusivity to move forward with discussions.

From November 16, 2016 to November 19, 2016, Mr. Wills and Ms. Platsis engaged in multiple conversations regarding Parent’s proposed price and request for exclusivity. Mr. Wills noted that Parent had not yet completed legal and regulatory due diligence, and that Parent should complete its work and confirm a revised purchase price in light of the information reviewed, such that the Derma Board could reconsider Parent’s request for exclusivity.

On November 21 and 23, 2016, representatives of Derma Sciences and Parent had telephonic meetings to review and discuss various legal and regulatory due diligence matters.

In late November, representatives from Greenhill & Co., LLC, financial advisor to Derma Sciences (“Greenhill”) informed representatives from Parent that Derma Sciences had received a non-binding proposal from another party and that Derma Sciences would allow both parties to continue to conduct due diligence in order for the parties to present an undated offer to Derma Sciences in early December. Greenhill also signaled that Derma Sciences would be prepared to enter into exclusivity with one party at that point.

On November 30, 2016, Derma Sciences provided access to a virtual data room containing due diligence materials on Derma Sciences and its subsidiaries to Parent.

On December 1, 2016, Ms. Platsis and Mr. Wills discussed the terms of Parent’s indication of interest. Parent then delivered a revised written non-binding indication of interest to acquire Derma Sciences at an increased offer price in the range of $6.60 to $7.00 per Common Share, with between 50% and 100% of the consideration to be payable in the form of shares of Parent Common Stock, as well as a request for immediate exclusivity to move forward.

On December 2, 2016, Mr. Wills called Mr. Arduini to discuss the revised proposal received from Parent. Mr. Wills indicated that Parent would need to increase its offer price to at least $7.00 per Common Share for Derma Sciences to consider granting exclusivity. Later that same day, Greenhill, on behalf of Derma Sciences, contacted Ms. Platsis to reiterate that Parent would need to increase its offer price for Derma Sciences to move forward with Parent and consider granting exclusivity. Ms. Platsis indicated that Parent would not increase its offer price unless Derma Sciences confirmed a price range that, if offered by Parent, would allow Derma Sciences to grant exclusivity.

From December 2, 2016 to December 6, 2016, Mr. Wills and representatives of Greenhill engaged in multiple conversations with Ms. Platsis regarding Derma Sciences’ request that Parent increase its offer price and Parent’s request that Derma Sciences confirm a price range at which exclusivity would be granted to Parent. At the conclusion of these discussions, on December 6, 2016, Mr. Wills indicated to Ms. Platsis that he could recommend Derma Sciences grant exclusivity to Parent if Parent increased its offer to a range of $6.75 to $7.00 per Common Share.

On the evening of December 7, 2016, Parent delivered a revised written non-binding indication of interest to Derma Sciences reflecting an increased price of $6.75 to $7.00 per Common Share, with the consideration to be paid in the form of 75% to 100% in shares of Parent Common Stock and cash for the remaining portion, if any. In addition, Parent included a draft of an exclusivity agreement and indicated that in order to continue discussions with Derma Sciences, the Parent would require that Derma Sciences grant Parent exclusivity through January 8, 2017 (the “Exclusivity Agreement”).

On December 9, 2016, Parent and Derma Sciences entered into the Exclusivity Agreement.

On December 19, 2016, representatives of each of Derma Sciences and Parent met in person in Princeton, New Jersey to continue Parent’s due diligence review regarding Derma Sciences and its operations and prospects. At this meeting, members of Derma Sciences’ senior management made a presentation to Parent regarding Derma Sciences’ operations, financial performance, business strategies and prospects.

On December 20, 2016, Parent distributed an initial draft of the Merger Agreement to Derma Sciences and representatives of Greenhill, which included, among other things, a transaction with 80% of the consideration payable in shares of Parent Common Stock and 20% payable in cash, a “no shop” provision, a right for Parent to match a superior proposal and a termination fee of 4% of the overall transaction value. The draft of the Merger Agreement also provided that Preferred Shares would receive an amount equal to their liquidation preference in connection with the Transaction.

On December 23, 2016, Thompson Hine LLP, legal advisor to Derma Sciences (“Thompson Hine”), distributed comments to the initial draft of the Merger Agreement to Latham & Watkins LLP, legal advisor to Parent (“Latham”).

On December 24, 2016, Derma Sciences sent a preliminary due diligence request to Parent for materials to be provided by Parent to Derma Sciences.

On December 30, 2016, representatives from Latham and Thompson Hine discussed the terms of the Merger Agreement, including the size of the termination fee and the triggers for its payment, the definition of material adverse effect, the closing conditions, and the “no shop” provision, including the length of notice period of Parent’s right to match a superior proposal and the definition of a superior proposal.

During the end of December through January 10, 2017, representatives of each of Derma Sciences and Parent and their respective financial and legal advisors discussed various aspects of the proposed transaction, including matters related to Parent’s due diligence review of Derma Sciences, Derma Sciences’ due diligence review of Parent, Derma Sciences’ disclosure schedules, the terms and conditions of the Merger Agreement and related matters.

On January 5, 2017, representatives of each of Derma Sciences and Parent met at Parent’s offices in Plainsboro, New Jersey to discuss due diligence matters, including Derma Sciences’ 2017 budget and a comparison of Derma Sciences’ 2017 budget as compared to the 2016 projections. At the end of the meetings, Mr. Wills discussed overall timing and pricing for the transaction with several representatives from Parent. Mr. Wills indicated that he believed that the parties could reach agreement and sign the Merger Agreement during the week of January 9th. Representatives from Parent indicated that they believed this timing was aggressive particularly if the consideration were going to be paid in shares of Parent Common Stock, and noting that if the transaction were to be structured with all stock consideration the consideration per Common Share would be at the lower end of the valuation range proposed by Parent. Representatives of Parent indicated that Parent would be willing to move forward with an all cash transaction and, in that context, would be willing to increase its offer price to $7.00 per Common Share and work towards a signing during the week of January 9th. Mr. Wills indicated that he would speak with the Derma Board at its meeting on January 6th about an all cash transaction at $7.00 per Common Share with a signing to occur during the week of January 9th.

Also on January 5, 2016, Parent’s board of directors held a special telephonic meeting during which members of Parent’s management and financial and legal advisors presented the key business, financial and legal terms of the proposed transaction with the Company, including the final price of $7.00 per Common Share in cash. The Board unanimously approved the proposed transaction and authorized Parent’s management to finalize the legal documentation and execute and deliver the Merger Agreement on behalf of Parent.

On the evening of January 6, 2017, Mr. Wills contacted Parent to indicate that the Derma Board was willing to proceed with an all cash offer at $7.00 per Common Share.

Also on January 6, 2017, at Parent’s request, Latham proposed to Thompson Hine that the Merger Agreement be revised to include a first-step tender offer followed by a merger pursuant to Section 251(h) of the DGCL. Derma Sciences and its advisors agreed with this proposal and the Merger Agreement was revised to reflect a tender offer structure.

Between January 6, 2017 and January 10, 2017, representatives from Derma Sciences and its legal and financial advisors worked with representatives from Parent and its legal and financial advisors to finalize the Merger Agreement and Derma Sciences’ disclosure schedules, to complete confirmatory business, financial and legal due diligence and to coordinate other matters related to the public announcement of transactions contemplated by the Merger Agreement.

On January 9, 2017, the Galen Partnerships executed the Letter Agreement consenting to the proposed transaction and agreeing to tender their Shares into the tender offer.

On January 10, 2017, Derma Sciences advised Parent that the Derma Board had (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein, (ii) determined that the terms of the Merger Agreement and the Offer and the Merger are fair to, and in the best interests of, Derma Sciences and its shareholders, (iii) determined that the Merger shall be effected as soon as practicable following the acceptance for payment of Shares validly tendered pursuant to the Offer, without a vote of Derma Sciences’ shareholders, pursuant to Section 251(h) of the DGCL, and (iv) recommended that Derma Sciences’ shareholders accept the Offer and tender their Shares pursuant to the Offer.

On the evening of January 10, 2017, Parent, the Purchaser and Derma Sciences executed the Merger Agreement and thereafter each of Parent and Derma Sciences issued a press release publicly announcing the execution of the Merger Agreement.

On January 25, 2017, the Purchaser commenced the Offer.

12. Purpose of the Offer; Plans for Derma Sciences; Other Matters

Purpose of the Offer. The purpose of the Offer is to enable Parent and the Purchaser to acquire control of, and would be the first step in Parent’s acquisition of the entire equity interest in, Derma Sciences. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The Merger will be effected pursuant to Section 251(h) of the DGCL. Accordingly, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Merger will become effective as soon as practicable following the acceptance for payment of Shares in the Offer, without a vote of Derma Sciences’ shareholders, in accordance with Section 251(h) of the DGCL.

If the Merger is completed, Parent will own 100% of the equity interests in Derma Sciences and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of Derma Sciences and entitlement to any increase in its value. Similarly, Parent will also bear the risk of any losses incurred in the operation of Derma Sciences and any decrease in the value of Derma Sciences. At the effective time of the Merger, the directors of the Purchaser, as set forth in Schedule I hereto, shall become the directors of Derma Sciences, and will hold office until their respective successors have been elected, designated or qualified in accordance with the certificate of incorporation and bylaws of the surviving corporation.

Derma Sciences shareholders who sell their Shares in the Offer will cease to have any equity interest in Derma Sciences and to participate in any future growth in Derma Sciences. If the Merger is completed, the current shareholders of Derma Sciences will no longer have an equity interest in Derma Sciences and instead will have only the right to receive an amount in cash equal to the applicable Offer Price on account of the Common Shares, the Series A Preferred Shares or the Series B Preferred Shares, respectively, or to the extent shareholders are entitled to and properly exercise appraisal rights under the DGCL, the amounts to which such shareholders are entitled under the DGCL. See Section 13—“The Merger Agreement; Other Agreements.” Similarly, the current shareholders of Derma Sciences will not bear the risk of any decrease in the value of Derma Sciences after selling their Shares in the Offer or the Merger.

Plans for Derma Sciences. Except as disclosed in this paragraph of this Offer to Purchase, we do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Derma Sciences, the disposition of securities of Derma Sciences, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Derma Sciences or its subsidiaries, or the sale or transfer of a material amount of assets of Derma Sciences or its subsidiaries. After completion of the Offer and the Merger, Derma Sciences will be an indirect wholly-owned subsidiary of Parent. We expect to operate Derma Sciences and its facilities generally in accordance with its existing business plans and in the same manner as our other facilities, using the best capabilities of Derma Sciences and Parent to optimize operations, including making investments where appropriate. Parent expects to continue to evaluate the business and operations of Derma Sciences during the pendency of the Offer and after the completion of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing, including running the business and operations of Derma Sciences as an indirect wholly-owned subsidiary, as of and following the Effective Time.

We cannot speculate on future activities, and we reserve the right to change our plans and intentions at any time, as we deem appropriate.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions. Rule 13e-3 will not be applicable to the Merger because the Merger will be effected as soon as practicable following acceptance for payment of Shares in the Offer, without a vote of the shareholders of Derma Sciences, in accordance with Section 251(h) of the DGCL and, in the Merger, shareholders will receive the same price per Common Share, Series A Preferred Share or Series B Preferred Share, respectively, as paid for such class of Shares in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Derma Sciences and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders be filed with the SEC and disclosed to shareholders before completion of a transaction.

Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, holders of the Shares immediately before the effective time of the Merger who have properly made a demand for appraisal and who comply with the applicable procedures in Section 262 of the DGCL will be entitled to a judicial determination of the fair value of their Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with interest thereon, if any, in lieu of receiving the applicable Offer Price for their Shares. The value so determined could be more or less than the applicable Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should carefully review the discussion of procedures required to be followed to demand and perfect appraisal rights under Section 262 of the DGCL in the Schedule 14D-9 as well as the provisions of Section 262 of the DGCL, attached as Annex II to the Schedule 14D-9, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

The foregoing summary of the appraisal rights of shareholders in the Merger under the DGCL does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise appraisal rights available under the DGCL in connection with the Merger and is qualified in its entirety by reference to “Notice of Appraisal Rights” contained in the Schedule 14D-9 and to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If the Merger occurs and a shareholder withdraws or loses his right to appraisal, such holder will only be entitled to receive the applicable Offer Price in respect of the Shares.

13. The Merger Agreement; Other Agreements

Merger Agreement

The following summary describes certain material provisions of the Merger Agreement. This summary is not complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Appendix A and incorporated herein by reference. We encourage you to read the Merger Agreement carefully and in its entirety because this summary may not contain all the information about the Merger Agreement that is important to you. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information contained herein. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement

The Merger Agreement and the summary of terms included herein have been prepared to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Derma Sciences contained in this Offer to Purchase or in Derma Sciences’ public filings with the SEC, as described in Section 8—“Certain Information Concerning Derma Sciences—Available Information” on page 21 of this Offer to Purchase, may supplement, update or modify the factual disclosures about Derma Sciences contained in the Merger Agreement and described in this summary. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates and solely for the benefit of parties to the Merger Agreement, and:

•	were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue, due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement;

•	have been modified or qualified by certain confidential disclosures that were made among the parties to the Merger Agreement in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself;

•	may no longer be true as of a given date;

•	may be subject to a contractual standard of materiality in a way that is different from those generally applicable to you or other stockholders and reports and documents filed with the SEC; and

•	may be subject in some cases to other exceptions and qualifications, including exceptions that do not result in, and would not reasonably be expected to have, a Company Material Adverse Effect, as defined in “—Representations and Warranties” on page 37 of this Offer to Purchase.

Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase. Accordingly, the representations, warranties, covenants and other provisions of the Merger Agreement or any description of such provisions should not be read alone, but instead should be read together with the information provided elsewhere in this Offer to Purchase and in the documents incorporated by reference into this Offer to Purchase. See Section 8—“Certain Information Concerning DERMA Sciences—Available Information” on page 21 of this Offer to Purchase.

The Offer

The Merger Agreement provides that the Purchaser will, as promptly as practicable (and in no event later than ten Business Days) after the date of the Merger Agreement, commence the Offer to purchase for cash any and all (i) Common Shares (other than Common Shares held by Derma Sciences as treasury stock, held directly by Parent or Purchaser or held by any direct or indirect wholly-owned Subsidiary of Derma Sciences or of Parent) at the Common Offer Price, (ii) Series A Preferred Shares at the Series A Offer Price and (iii) Series B Preferred Shares at the Series B Offer Price, and that, subject to the satisfaction of the Minimum Condition and the satisfaction, or waiver (to the extent permitted by applicable Law) by the Purchaser, of the other conditions that are set forth in Annex I of the Merger Agreement and described in Section 14—“Conditions to the Offer,” the Purchaser will accept for payment (such time, the “Acceptance Time”) and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as soon as practicable (and in any event within three Business Days) after the date that is twenty (20) business days following the commencement of the Offer (such date and time, the “Initial Expiration Date” and, as may be extended in accordance with the Merger Agreement, the “Expiration Date”).

Parent and the Purchaser expressly reserved the right to increase the Offer Price or to make any other changes to the terms and conditions of the Offer, except that without Derma Sciences’ prior written approval the

Purchaser is not permitted to: (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares sought to be purchased in the Offer, (iv) amend, modify or waive the Minimum Condition, (v) amend any of the other conditions to the Offer set forth in Annex I of the Merger Agreement in a manner adverse to the holders of Shares, (vi) impose additional conditions to the Offer that are in addition to the conditions to the Offer set forth in Annex I of the Merger Agreement, (vii) accelerate the Expiration Date, except as required or permitted by the Merger Agreement, or (viii) otherwise modify or amend any of the other terms of the Offer in a manner adverse in any material respect to the holders of Shares.

The Merger Agreement provides that the Purchaser will extend the expiration of the Offer:

•	for any period or periods required by applicable Law or applicable rules, regulations, interpretations or positions of the SEC or its staff; and

•	for successive periods of up to ten Business Days each until, and including, July 15, 2017 (the “Outside Date”), if at any then scheduled Expiration Date any of the conditions of the Offer have not been satisfied or waived.

The Purchaser has agreed that it will not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of Derma Sciences, except if the Merger Agreement has been terminated pursuant to its terms. If the Merger Agreement is terminated pursuant to its terms, then the Purchaser is required to promptly (and in any event within 24 hours following such termination), irrevocably and unconditionally terminate the Offer and not acquire any Shares pursuant to the Offer.

Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws

The Merger Agreement provides that, following the completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, the Purchaser will be merged with and into Derma Sciences with Derma Sciences continuing as a wholly-owned subsidiary of Parent as a result of the Merger. The Merger will be effected pursuant to Section 251(h) of the DGCL.

The board of directors of the Surviving Corporation immediately after the Effective Time will consist of the directors of the Purchaser immediately prior to the Effective Time, each to hold office until their respective successors have been duly elected, designated or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation. The officers of Derma Sciences immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Effective Time, each to hold office until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. At the Effective Time, without any further action on the part of Derma Sciences or any other person, the certificate of incorporation of Derma Sciences will be amended and restated to read as set forth in Exhibit A to the Merger Agreement, and as so amended and restated will be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law and the applicable provisions of such certificate of incorporation. In addition, Derma Sciences will take all necessary action such that, at the Effective Time, the bylaws of Derma Sciences will be amended and restated to read as set forth in Exhibit B to the Merger Agreement, until amended in accordance with the applicable provisions of such bylaws or applicable law.

Closing and Effective Time of the Merger

Unless another date is agreed by the parties, the closing of the Merger will take place at 8:00 a.m., local time, on the third business day after the satisfaction or waiver of the conditions to closing set forth in Article VI of the Merger Agreement (described in “—Conditions to the Closing of the Merger” on page 48 of this Offer to Purchase) (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the fulfillment or waiver of those conditions).

Concurrently with the closing of the Merger, or on a different date as the parties may agree, the parties will cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware as provided under the DGCL. The Merger will become effective upon the filing of the certificate of merger (the “Effective Time”), or at such later date and time as is agreed by the parties to the Merger Agreement and specified in the certificate of merger.

Merger Consideration

Common Shares and Preferred Shares

At the Effective Time:

•	Each Common Share issued and outstanding immediately prior to the Effective Time (other than (i) Common Shares irrevocably accepted for payment in the Offer, (ii) Common Shares held by Derma Sciences as treasury stock or held directly by Parent or the Purchaser or any direct or indirect wholly-owned subsidiary of Derma Sciences or Parent and (iii) Dissenting Shares) will be converted automatically into the right to receive the Common Offer Price. All Common Shares converted into the right to receive the Common Offer Price will automatically be cancelled at the Effective Time, and each certificate formerly representing such Common Shares or book-entry share, as applicable, will thereafter represent only the right to receive the Common Offer Price.

•	Each Series A Preferred Share issued and outstanding immediately prior to the Effective Time, other than Series A Preferred Shares irrevocably accepted for payment in the Offer or Dissenting Shares, will be converted into the right to receive an amount in cash, without interest, equal to the Series A Offer Price. All Series A Preferred Shares converted into the right to receive the Series A Offer Price will automatically be cancelled at the Effective Time, and each certificate formerly representing such Series A Preferred Shares will thereafter represent only the right to receive the Series A Offer Price.

•	Each Series B Preferred Share issued and outstanding immediately prior to the Effective Time, other than Series B Preferred Shares irrevocably accepted for payment in the Offer or Dissenting Shares, will be converted into the right to receive an amount in cash, without interest, equal to the Series B Offer Price. All Series B Preferred Shares converted into the right to receive the Series B Offer Price will automatically be cancelled at the Effective Time, and each certificate formerly representing such Series B Preferred Shares will thereafter represent only the right to receive the Series B Offer Price.

Company Options and Company RSU

Pursuant to the terms of the Merger Agreement, each Company Option outstanding immediately prior to the Effective Time that is vested (after taking into account any vesting acceleration provided in Derma Sciences’ equity plans or award agreement applicable to the Company Option by reason of the Merger Agreement or the Offer and the Merger) (each, a “Single Trigger Company Option”) will automatically at the Effective Time and without any required action on the part of the holder thereof, be cancelled and will entitle the holder of such Single Trigger Company Option to receive an amount in cash equal to the product of (i) the excess, if any, of the Common Offer Price over the applicable exercise price per Share of such Single Trigger Company Option and (ii) the number of Shares for which such Single Trigger Company Option may be exercised. If the applicable exercise price per Share subject to a Single Trigger Company Option is equal to or greater than the Common Offer Price, such Single Trigger Company Option shall be cancelled at the Effective Time for no consideration.

Each Company Option outstanding immediately prior to the Effective Time that is not vested (after taking into account any vesting acceleration provided in Derma Sciences’ equity plans or award agreement applicable to the Company Option by reason of the Merger Agreement or the Offer and the Merger) (each, a “Double Trigger Company Option”) will automatically at the Effective Time and without any required action on the part of the holder thereof, be converted into an option to purchase shares of Parent common stock (an “Adjusted Option”) on the same terms and conditions as were applicable to such Double Trigger Company Option immediately prior to the Effective Time, with the number of shares of Parent common stock subject to such Adjusted Option equal to the product of (i) the total number of Shares underlying such Double Trigger Company Option immediately prior to the Effective Time and (ii) the Equity Award Conversion Amount (as defined below), and with the exercise price applicable to such Adjusted Option to equal the quotient obtained by dividing (i) the exercise price per Share applicable to such Double Trigger Company Option immediately prior to the Effective Time by (ii) the Equity Award Conversion Amount. The “Equity Award Conversion Amount” means the amount obtained by dividing the Common Offer Price by the volume-weighted average trading price of the Parent common stock on NASDAQ for the five consecutive trading days immediately preceding the Closing Date.

Pursuant to the terms of the Merger Agreement, each Company RSU outstanding immediately prior to the Effective Time that is vested (after taking into account any vesting acceleration provided in Derma Sciences’ equity plans or award agreement applicable to the Company RSU by reason of the Merger Agreement or the Offer and the Merger) (each, a “Single Trigger Company RSU”) will automatically at the Effective Time and without any required action on the part of the holder thereof, be cancelled and will entitle the holder of such Single Trigger Company RSU to receive an amount in cash, with respect to the Shares underlying such Single Trigger Company RSU, equal to the product of (i) the Common Offer Price and (ii) the number of Shares underlying such Single Trigger Company RSU.

Each Company RSU outstanding immediately prior to the Effective Time that is not vested (after taking into account any vesting acceleration provided in Derma Sciences’ equity plans or award agreement applicable to the Company RSU by reason of the Merger Agreement or the Offer and the Merger) (each, a “Double Trigger Company RSU”) will automatically at the Effective Time and without any required action on the part of the holder thereof, be converted into a restricted stock unit award in respect of Parent common stock (an “Adjusted RSU”) on the same terms and conditions as were applicable to such Double Trigger Company RSU immediately prior to the Effective Time, and relating to the number of shares of Parent common stock equal to the product of (i) the number of Shares subject to such Double Trigger Company RSU immediately prior to the Effective Time and (ii) the Equity Award Conversion Amount.

Dissenting Shares

Any Shares held by stockholders who are entitled to and have properly demanded appraisal for such shares in accordance with, and who comply in all respects with, Section 262 of the DGCL (“Dissenting Shares”) will not be converted into the right to receive the Common Offer Price, the Series A Offer Price or the Series B Offer Price, as applicable. At the Effective Time all such Dissenting Shares will no longer be outstanding and will automatically be cancelled and cease to exist, and the holders of such Dissenting Shares will cease to have any rights with respect thereto, except the rights granted to them under Section 262 of the DGCL. If any such stockholder fails to perfect or otherwise waives, withdraws or loses such stockholder’s right to appraisal under the DGCL or other applicable law, then the right of such holder to be paid the fair value of such Dissenting Shares will cease and the Dissenting Shares will be deemed to have been converted, as of the Effective Time, into the right to receive the Common Offer Price, the Series A Offer Price or the Series B Offer Price, as applicable, without interest and less any applicable withholding taxes, and will not thereafter be deemed Dissenting Shares.

Exchange and Payment Procedures

At or prior to the Effective Time, Parent will appoint a bank or trust company reasonably acceptable to Derma Sciences (the “Paying Agent”), to make payments of the Common Offer Price, the Series A Offer Price or the Series B Offer Price, as applicable, to stockholders. At or prior to the Effective Time, Parent will deposit or cause to be deposited with the Paying Agent cash in immediately available funds in an amount sufficient for the Paying Agent to distribute the Common Offer Price, the Series A Offer Price and the Series B Offer Price, to which the holders of Shares are entitled at the Effective Time pursuant to the Merger Agreement.

As soon as practicable (but no later than the third business day) after the Effective Time, the Surviving Corporation will cause the Paying Agent to mail to each person that was, immediately prior to the Effective Time, a holder of record of Shares represented by a certificate, which shares were converted into the right to receive the Common Offer Price, the Series A Offer Price, or the Series B Offer Price, as applicable, a letter of transmittal together with instructions for effecting the surrender of the certificates in exchange for payment of the Common Offer Price, the Series A Offer Price, or the Series B Offer Price, as applicable. Upon receipt of (i) in the case of Shares represented by a stock certificate, a surrendered certificate or certificates (or affidavit of loss) in respect of such shares together with the signed letter of transmittal and such other documents as may be reasonably required pursuant to such instructions, or (ii) in the Common Shares held in book-entry form (other than shares held through The Depository Trust Company) the receipt of the signed letter of transmittal (or such other evidence of transfer or surrender as the Paying Agent may reasonably request), the holder of Shares will be entitled to receive the Common Offer Price, the Series A Offer Price, or the Series B Offer Price, as applicable, in exchange therefor and such certificates or book-entry shares shall be cancelled. The amount of any Common Offer Price, Series A Offer Price and Series B Offer Price paid to the stockholders may be reduced by any applicable withholding taxes.

As promptly as practicable after the Effective Time, Parent will cause the Paying Agent to pay and deliver to The Depository Trust Company or its nominee, in respect of each book-entry share held through The Depository Trust Company, the Common Offer Price (without interest, and after giving effect to any required tax withholdings) to which holders of such book-entry shares are entitled under the Merger Agreement, and such book-entry shares of such holder shall be cancelled.

At the Effective Time, the stock transfer books of Derma Sciences shall be closed and thereafter there shall be no further registration of transfers of shares on the records of Derma Sciences, and holders of certificates and book-entry shares will no longer have rights with respect to the shares. If, after the Effective Time, certificates that represented ownership of shares are presented to the Surviving Corporation for any reason, they will be cancelled and exchanged as provided in the Merger Agreement.

If any cash deposited with the Paying Agent remains undistributed to holders of Shares six months following the Effective Time, such cash (including any interest received in respect thereto) will be delivered to the Surviving Corporation, and any holders of Shares who have not complied with the exchange procedures in the Merger Agreement will thereafter look only to the Surviving Corporation for payment of its claim for the Common Offer Price, the Series A Offer Price, or the Series B Offer Price, as applicable, without any interest thereon and subject to any applicable withholding taxes and abandoned property, escheat or other similar laws. Any Common Offer Price, Series A Offer Price, or the Series B Offer Price, as applicable, that remains unclaimed by the holders of Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any governmental entity will, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claim or interest of any person previously entitled thereto. Any portion of the Common Offer Price, the Series A Offer Price, or the Series B Offer Price, as applicable, made available to the Paying Agent to pay for Shares for which appraisal rights have been perfected shall be returned to the Surviving Corporation upon demand.

If any stock certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such stock certificate to be lost, stolen or destroyed (and if required by Parent, the posting by such Person of a bond in such reasonable sum as Parent may reasonably direct, as indemnity against any claim that may be made against Parent, the Purchaser, the Surviving Corporation or the Paying Agent with respect to such stock certificate), the Paying Agent will, in exchange for such lost, stolen or destroyed stock certificate, pay the Common Offer Price, the Series A Offer Price, or the Series B Offer Price, as applicable, deliverable in respect thereof pursuant to the Merger Agreement.

Representations and Warranties

In the Merger Agreement, Derma Sciences has made customary representations and warranties to Parent and the Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•	the due organization, valid existence, good standing and corporate power of Derma Sciences and each of its subsidiaries;

•	the capitalization of Derma Sciences, including the number of Common Shares, Preferred Shares, options and other equity interests outstanding and the ownership of the capital stock of its subsidiaries;

•	the authority of Derma Sciences to enter into the Merger Agreement and complete the Offer and the Merger and the enforceability of the Merger Agreement against Derma Sciences;

•	the absence of (i) any conflict with or violation of the organizational documents of Derma Sciences or any of its subsidiaries, (ii) any conflict with or violation of applicable laws or (iii) any required consents or approvals under, or breach, violation, loss of benefit, change of control or default under any contract or permit of Derma Sciences or its subsidiaries, in each case, as a result of the execution and delivery by Derma Sciences of the Merger Agreement and the completion by Derma Sciences of the Offer and the Merger;

•	the consents, filings and approvals required by governmental entities in connection with the Offer and the Merger;

•	compliance with SEC filing requirements for Derma Sciences’ SEC filings since January 1, 2014, including the accuracy of information contained in such documents and compliance with GAAP and the rules and regulations of the SEC with respect to the consolidated financial statements contained therein;

•	the adequacy of disclosure controls and internal controls over financial reporting;

•	the absence of certain undisclosed liabilities;

•	the absence of certain changes and events since January 1, 2016;

•	the absence of a Company Material Adverse Effect (as defined below) since January 1, 2016;

•	the accuracy of information supplied by Derma Sciences that is contained in this Offer to Purchase and the Schedule 14D-9;

•	legal proceedings pending or threatened involving Derma Sciences and its subsidiaries;

•	compliance with applicable laws and governmental orders, including the U.S. Foreign Corrupt Practices Act of 1977;

•	the maintenance of and compliance with governmental licenses, permits, certificates, approvals, consents, franchises, registrations, billing and authorizations necessary for the conduct of Derma Sciences’ business;

•	Derma Sciences’ employee benefit plans, ERISA matters and other labor and employment matters;

•	environmental matters;

•	Derma Sciences’ real property and title to assets;

•	tax matters;

•	Derma Sciences’ material contracts;

•	intellectual property matters;

•	regulatory matters, including compliance with Health Care Laws (as defined in the Merger Agreement);

•	financial advisors’ fees related to the Offer and the Merger;

•	receipt by Derma Sciences’ board of directors (the “Board”) of an opinion of Greenhill, as to the fairness, as of the date of the opinion, from a financial point of view, of the Common Offer Price and the Merger Consideration, as applicable, to be received by holders of Common Shares (other than Parent and its affiliates);

•	insurance matters; and

•	the absence of any additional representations and warranties except for the representations and warranties expressly set forth in the Merger Agreement.

All of Derma Sciences’ representations and warranties are qualified by reference to the disclosure in Derma Sciences’ filings with the SEC after January 1, 2016 and publically available at least 24 hours prior to the execution and delivery of the Merger Agreement (other than disclosures contained in the “Forward Looking Statements” or “Risk Factors” sections of such SEC filings, and other disclosures that are predictive, cautionary or forward-looking in nature) and as set forth in Derma Sciences’ confidential disclosures delivered to Parent pursuant to the Merger Agreement.

In addition, many of Derma Sciences’ representations and warranties are qualified by knowledge or by a materiality or “Company Material Adverse Effect” standard. For purposes of the Merger Agreement, “Company Material Adverse Effect” means any change, event, condition, occurrence,, state of facts, development or effect that, individually or in the aggregate, (i) has a material adverse effect on the business, properties, assets, condition or results of operations of Derma Sciences and its subsidiaries, taken as a whole, or (ii) would prevent or materially impair or materially delay the consummation by Derma Sciences of the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, none of the following will constitute or be deemed to constitute a Company Material Adverse Effect, and will not otherwise be taken into account in determining whether such Company Material Adverse Effect has occurred or would reasonably be expected to occur:

•	changes or proposed changes in applicable law or GAAP or changes in interpretations or enforcement of applicable law or GAAP (except to the extent the change disproportionately impacts Derma Sciences and its subsidiaries, taken as a whole, relative to other companies operating in the same industries);

•	changes in general economic, business, labor or regulatory conditions or in securities, credit or other financial markets in the United States or globally, including changes in interest or exchange rates (except to the extent the change disproportionately impacts Derma Sciences and its subsidiaries, taken as a whole, relative to other companies operating in the same industries);

•	changes generally affecting the industries in which Derma Sciences or its subsidiaries operate in the United States or globally (including seasonal fluctuations) (except to the extent the change disproportionately impacts Derma Sciences and its subsidiaries, taken as a whole, relative to other companies operating in the same industries);

•	changes in global or national political conditions (including the outbreak or escalation of war (whether declared or not), military action, sabotage or acts of terrorism) (except to the extent the change disproportionately impacts Derma Sciences relative to other companies operating in the same industries); the public announcement or pendency of the Merger Agreement and the transactions contemplated thereby;

•	Transaction Litigation;

•	changes in the trading price or trading volume of shares or any suspension of trading (provided that the underlying facts or circumstances giving rise or contributing to such changes may be taken into account in determining whether a Company Material Adverse Effect has occurred); or

•	any failure by Derma Sciences or any of its subsidiaries to meet any revenue, earnings or other financial projections or forecasts (provided that the underlying facts or circumstances giving rise or contributing to such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred).

Parent’s and the Purchaser’s representations and warranties under the Merger Agreement, relate to, among other things:

•	Parent’s and the Purchaser’s due organization, valid existence, good standing and corporate power;

•	the authority of Parent and the Purchaser to enter into the Merger Agreement and complete the Offer and the Merger and the enforceability of the Merger Agreement against Parent and the Purchaser;

•	the absence of (i) any conflict with or violation of the organizational documents of Parent or the Purchaser, (ii) any conflict with or violation of applicable laws or (iii) any required consent or approval, breach, violation, loss of benefit or default under any contract of Parent or the Purchaser, in each case, as a result of the execution and delivery by Parent and the Purchaser of the Merger Agreement and completion by Parent and the Purchaser of the Offer and the Merger;

•	the consents, filings and approvals required by governmental entities in connection with the Offer and the Merger;

•	legal proceedings pending or threatened involving Parent and its subsidiaries;

•	the accuracy of information supplied by Parent and the Purchaser that is contained in this Offer to Purchase and the Schedule 14D-9;

•	the sufficiency of the funds that Parent and the Purchaser have, or will have access to, to fund the transactions contemplated in the Merger Agreement;

•	the ownership of the Purchaser;

•	financial advisor’s fees related to the Offer and the Merger; and

•	the absence of any additional representations and warranties except for the representations and warranties expressly set forth in the Merger Agreement.

None of the representations and warranties in the Merger Agreement will survive the completion of the Merger.

Conduct of Business Pending the Merger

Certain covenants in the Merger Agreement restrict the conduct of Derma Sciences’ business between the date of the Merger Agreement and the Effective Time. Except (i) as expressly required under the Merger Agreement, (ii) as set forth in Derma Sciences’ confidential disclosures to Parent or (iii) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), from the date of the Merger Agreement until the earlier of the Effective Time or termination of the Merger Agreement, Derma Sciences will and will cause each of its subsidiaries to conduct its operations only in the ordinary course of business consistent with past practice, and use its reasonable best efforts to keep available the services of the current officers, employees and consultants of Derma Sciences and each of its subsidiaries and to preserve the goodwill and current relationships of Derma Sciences and each of its subsidiaries with customers, suppliers and other persons with which Derma Sciences or any of its subsidiaries has business relations. Except (i) as expressly required or permitted under the Merger Agreement, (i) as set forth in Derma Sciences’ confidential disclosures to Parent or (ii) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), from the date of the Merger Agreement until the earlier of the Effective Time or termination of the Merger Agreement, Derma Sciences will not, and will not permit its subsidiaries to:

•	amend its certificate of incorporation or bylaws (or equivalent organizational or governing documents);

•

issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of (or other equity interests in) Derma Sciences or any of its subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities of Derma Sciences or any of its subsidiaries, other than the issuance of shares upon the exercise of options and restricted stock units outstanding as of the date of the Merger Agreement in accordance with their terms;

•	sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of Derma Sciences or any of its subsidiaries (other than intellectual property), except (i) pursuant to the express terms of any material contract of Derma Sciences in effect as of the date of the Merger Agreement, (ii) the sale or disposition of property or assets with a fair market value not in excess of $50,000 individually or $250,000 in the aggregate, or (iii) the sale of inventory in the ordinary course of business;

•	sell, assign, pledge, transfer, license, abandon or otherwise dispose of any intellectual property of Derma Sciences or its subsidiaries except (i) the abandonment, in the ordinary course of business, of intellectual property owned by Derma Sciences that in Derma Sciences’ reasonable business judgment is no longer used or useful in the business of Derma Sciences and its subsidiaries and is no longer commercially practicable to maintain, and (ii) non-exclusive licensing in the ordinary course of business;

•	declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or any combination of the foregoing, with respect to Derma Sciences’ or any of its subsidiaries’ capital stock (or other equity interests), other than dividends paid by any wholly-owned Derma Sciences subsidiary to Derma Sciences or another wholly-owned subsidiary of Derma Sciences;

•	reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any shares of capital stock or other equity interests of Derma Sciences or any of its subsidiaries, except with respect to (i) any wholly-owned subsidiary or (ii) the acceptance of Common Shares as payment for the exercise price of Company Options or for withholding taxes incurred in connection with the exercise of Company Options or the settlement of Company RSUs;

•	merge or consolidate Derma Sciences or any of its subsidiaries with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Derma Sciences or any of its subsidiaries, except with respect to any wholly-owned subsidiary of Derma Sciences;

•	acquire (including by merger, consolidation or acquisition of stock or assets) any person (or any business line or division thereof) or assets, other than (i) acquisitions of inventory, raw materials and other property in the ordinary course of business and (ii) any other acquisitions with a purchase price of less than $250,000 in the aggregate;

•	incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly-owned subsidiary of Derma Sciences) for borrowed money, except for (i) in connection with refinancings of existing indebtedness on terms no less favorable to Derma Sciences (and in an aggregate principal amount not in excess of) than such existing indebtedness, (ii) borrowings under Derma Sciences’ existing credit facilities or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business and (iii) indebtedness not to exceed $250,000 in the aggregate;

•	loan, advance or make a capital contribution to, or investments in, any other person, (other than any wholly-owned subsidiary of Derma Sciences) in excess of $50,000 in the aggregate;

•	terminate, cancel or renew, or agree to any material amendment to or waiver under any material contract, or enter into or amend any contract that would be a material contract if existing on the date of the Merger Agreement, in each case other than in the ordinary course of business;

•	make any capital expenditure in excess of Derma Sciences’ capital expenditure budget as disclosed to Parent prior to the date of the Merger Agreement, other than capital expenditures that are not, in the aggregate, in excess of $50,000;

•	except as required by law or the existing terms of any benefit plans, compensation plans or arrangements disclosed to Parent prior to the date of the Merger Agreement, (i) increase the compensation or benefits payable to any Service Provider (as defined in the Merger Agreement) of Derma Sciences or any of its subsidiaries, other than annual merit increases in annual base salary or base rate of pay for employees (other than officers), in each case, in the ordinary course of business, (ii) amend any benefit plans, compensation plans or arrangements or establish, adopt or enter into any new benefit plans, compensation plans or arrangements, (iii) take any action to amend or waive any performance or vesting criteria or accelerate vesting (including funding any grantor trust); (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation (other than annual bonuses payable in the ordinary course of business during the first quarter of Derma Sciences’ fiscal year); (v) grant any equity-based or equity-linked awards; (vi) enter into any collective bargaining agreement, or any works council, labor union or similar agreement or arrangement; (vii) hire or terminate the employment (other than for cause) of any officer or any Service Provider with annual compensation in excess of $100,000; or (viii) promote any officers or employees, except for a promotion of any employee that is in the ordinary course of business and prior notice of which is provided to the Parent;

•	make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a governmental entity;

•	compromise, settle or agree to settle any proceeding, other than compromises, settlements or agreements of proceedings (excluding Transaction Litigation) in the ordinary course of business that involve only the payment of monetary damages not in excess of $25,000 individually or $50,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Derma Sciences or any of its subsidiaries;

•	(i) make, change or revoke any material tax election, (ii) change any of its methods of reporting income or deductions for tax purposes (or file a request to make any such change), (iii) settle or compromise any material tax liability, claim, audit or dispute, (iv) surrender any right to claim a material tax refund, (v) file any amended tax return with respect to any tax, (vi) enter into any tax allocation, sharing, indemnity or closing agreement, or (vii) waive or extend the statute of limitations with respect to any tax other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business;

•	enter into any new line of business or materially alter any existing line of business, other than in the ordinary course of business;

•	voluntarily cancel, terminate or fail to renew (in a form and amount consistent with past practice) any material insurance policies covering Derma Sciences or any of its subsidiaries or any of their respective businesses, assets or properties; or

•	authorize or enter into any contract or otherwise make any commitment to do any of the foregoing.

No Solicitation of Other Offers; Change of Board Recommendation

From the date of the Merger Agreement until the Effective Time, Derma Sciences will, and will cause its subsidiaries and representatives to, immediately cease and cause to be terminated any discussions or negotiations with any third parties conducted prior to the date of the Merger Agreement with respect to an Acquisition Proposal. Except as expressly permitted by the Merger Agreement, from and after the date of the Merger Agreement, until the Effective Time, or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, Derma Sciences has agreed not to, and to cause its subsidiaries and its and their subsidiaries’ respective representatives not to, on behalf of Derma Sciences:

•	initiate, solicit, facilitate or knowingly encourage any Acquisition Proposal or the making or submission thereof;

•	engage in, continue or otherwise participate in any discussions or negotiations with a third party regarding any Acquisition Proposal (other than to inform any third party of the existence of the provisions contained in the Merger Agreement); or

•	furnish or provide any non-public information in connection with any Acquisition Proposal.

Except as expressly permitted by the Merger Agreement and described below, neither the Board nor any committee thereof will:

•	adopt, approve, recommend or publicly propose to adopt, approve or recommend any Acquisition Proposal;

•	withdraw, change, qualify, withhold or modify, or publicly propose to do any of the foregoing, in a manner adverse to Parent or the Purchaser, the Board’s recommendation with respect to the Offer and the Merger (the “Board Recommendation”);

•	fail to include the Board Recommendation in the Schedule 14D-9;

•	in the event a tender offer that constitutes an Acquisition Proposal subject to Regulation 14D under the Exchange Act is commenced, fail to recommend against such Acquisition Proposal in any solicitation or recommendation statement made on Schedule 14D-9 within ten business days of such commencement;

•	approve, authorize or cause or permit Derma Sciences or any of its subsidiaries to enter into any Merger Agreement, acquisition agreement, letter of intent, memorandum of understanding or other similar agreement relating to any Acquisition Proposal; or

•	resolve or agree to do any of the foregoing.

The foregoing bullets are referred to as a “Change of Board Recommendation.”

If at any time following the date of the Merger Agreement and prior to the Acceptance Time (i) Derma Sciences has received a bona fide written Acquisition Proposal from a third party, (ii) Derma Sciences has not breached the no solicitation provisions of the Merger Agreement and (iii) the Board (or a duly authorized committee thereof) determines in good faith (after consultation with its financial advisors and outside legal counsel, based on information then available) that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal and that the failure to undertake such actions would breach, or would reasonably be expected to be cause a breach of, its fiduciary duties under applicable law, Derma Sciences may (a) furnish information with respect to Derma Sciences and its subsidiaries to the third party making such Acquisition Proposal, its representatives and potential sources of financing pursuant to an acceptable confidentiality agreement (provided that any such non-public information concerning Derma Sciences or its subsidiaries provided or made available to any third party will be provided or made available to Parent or the Purchaser (to the extent it has not been provided or made available already), as promptly as reasonably practicable (and in no event later than 24 hours) after it is provided or made available to such third party), and (b) participate in discussions or negotiations with such third party regarding such Acquisition Proposal.

Derma Sciences agrees to promptly (and in any event within 24 hours) notify Parent in writing of the receipt of any Acquisition Proposal, which notice will identify the third party making such Acquisition Proposal and include a copy of such Acquisition Proposal (or, where such Acquisition Proposal was not submitted in writing, a reasonably detailed written description of such Acquisition Proposal, including its material terms and conditions). Without limiting the foregoing, Derma Sciences will keep Parent promptly informed (and in any event within 24 hours) in all material respects of the status of, and any material communications relating to, such Acquisition Proposal (including any change in the price or other material terms thereof). Derma Sciences will not terminate, amend, modify, waive or fail to enforce any provision of any “standstill” or similar obligation of any person unless the Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would breach, or would reasonably be expected to cause a breach of, its fiduciary duties under applicable law; provided, that Derma Sciences promptly (and in any event within 24 hours) advises Parent that it is taking such action and the identity of the persons with respect to which it is taking such action.

If Derma Sciences has not breached the no solicitation provisions of the Merger Agreement and receives a bona fide written Acquisition Proposal that the Board (or any duly authorized committee thereof) determines in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal, the Board may, at any time prior to the Acceptance Time, effect a Change of Board Recommendation with respect to such Superior Proposal. Derma Sciences however, is not entitled to effect a Change of Board Recommendation unless:

•	the Board determined in good faith, after consultation with its outside legal counsel, that the failure to make such a Change of Board Recommendation in response to the receipt of such Superior Proposal would breach, or would reasonably be expected to cause a breach of, its fiduciary duties under applicable law;

•	Derma Sciences provided to Parent at least three business days’ prior written notice of its intention to take such actions, which notice specifies the basis for such Change of Board Recommendation, the identity of the third party making such Superior Proposal, the material terms and conditions of such Superior Proposal, and includes a copy of the applicable acquisition agreement in respect of such Superior Proposal and any other material documents with respect thereto;

•	during the three business day notice period described above, if requested by Parent, Derma Sciences will have, and will have caused its representatives to have, engaged in good faith negotiations with Parent and its representatives regarding any amendments or modifications to the Merger Agreement proposed by Parent and intended to cause the relevant Acquisition Proposal to no longer constitute a Superior Proposal; and

•	at the end of such three business day notice period described above, the Board will have considered in good faith any proposed amendments or modifications to the Merger Agreement (including a change to the price terms thereof) and other agreements contemplated thereby that were offered by Parent no later than 11:59 a.m., New York City time, on the last day of such three business day notice period, and will have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the Superior Proposal would continue to constitute a Superior Proposal if such amendments or modifications proposed by Parent were to be given effect and that failure to make a Change of Board Recommendation with respect to such Superior Proposal would breach its fiduciary duties under applicable law.

In the event of any change to the price terms or any other material revisions or amendments to the terms of such Superior Proposal, Derma Sciences is required to deliver a new written notice to Parent and to again comply with the requirements of the no solicitation provisions of the Merger Agreement with respect to such new written notice, and that in the case of such a new written notice, the notice period shall be two business days.

The Board (or a duly authorized committee thereof) may, at any time prior to the Acceptance Time, effect a Change of Board Recommendation if the Board (or a duly authorized committee thereof) determines in good faith that an Intervening Event has occurred and is continuing, subject to the requirements of the no solicitation provisions of the Merger Agreement. Derma Sciences, however, will not be entitled to effect a Change of Board Recommendation pursuant to the no solicitation provisions of the Merger Agreement unless:

•	the Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would breach, or would reasonably be expected to cause a breach of, its fiduciary duties under applicable law;

•	Derma Sciences provided to Parent at least three business days’ prior written notice of its intention to take such actions which notice shall specify the basis for such Change of Board Recommendation, including all available material information with respect to such Intervening Event;

•	during the three business day notice period described above, if requested by Parent, Derma Sciences will have, and will have caused its representatives to have, engaged in good faith negotiations with Parent and its representatives regarding any amendments or modifications to the Merger Agreement proposed in writing by Parent and intended to enable the Board to proceed with the Board Recommendation; and

•	at the end of such three business day notice period described above, the Board will have considered in good faith any proposed amendments or modifications to the Merger Agreement (including a change to the price terms thereof) and the other agreements contemplated by the Merger Agreement that were irrevocably offered in writing by Parent no later than 11:59 a.m., New York City time, on the last day of such three business day notice period, and will have determined in good faith (after consultation with its outside legal counsel), that the failure to effect a Change of Board Recommendation in response to such Intervening Event would breach its fiduciary duties under applicable law.

Derma Sciences or the Board may (i) disclose to Derma Sciences’ stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) make any disclosure to the stockholders of Derma Sciences if the Board (or any duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel, that the failure to make such disclosure would breach, or would reasonably be expected to cause a breach of, its fiduciary duties or violate applicable law. The issuance by Derma Sciences or the Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, will not constitute a Change of Board Recommendation.

Any violation of the restrictions set forth in the no solicitation provisions of the Merger Agreement by Derma Sciences’ representatives will be deemed to be a breach of those provisions by Derma Sciences.

As used herein:

•	“Acquisition Proposal” means any inquiry, offer or proposal from a third party concerning (i) a merger, consolidation, recapitalization, liquidation, dissolution, business combination transaction or similar transaction involving Derma Sciences, (ii) a sale, lease or other disposition by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of Derma Sciences (including equity interests of any Derma Sciences subsidiary) or its subsidiaries representing 15% or more of the consolidated assets of Derma Sciences and its subsidiaries based on their fair market value as determined in good faith by the Board (or any duly authorized committee thereof), (iii) an issuance or acquisition (including by way of merger, consolidation, business combination or share exchange) of equity interests representing 15% or more of the voting power of Derma Sciences, or (iv) any combination of the foregoing (in each case, other than the Offer and the Merger).

•

“Superior Proposal” means any bona fide written Acquisition Proposal (except the references therein to “15%” shall be replaced by “50%”) that is not solicited or received in violation, or resulting from any breach, of the Merger Agreement and that the Board (or a duly authorized committee thereof)

determines in good faith, after consultation with its financial advisors and outside legal counsel, taking into account such factors as the Board (or any duly authorized committee thereof) considers in good faith to be appropriate (including the conditionality, timing and likelihood of consummation of such proposals), is reasonably likely to be consummated in accordance with its terms and, if consummated, would be more favorable from a financial point of view to Derma Sciences’ stockholders than the Offer and the Merger (taking into account any amendments or modifications proposed by Parent following Derma Sciences’ receipt of such Acquisition Proposal).

•	“Intervening Event” means any event, change, effect, development, state of facts, condition or occurrence that is material to Derma Sciences and its subsidiaries that (i) was unknown to or by the Board and could not reasonably be expected to have been known to or by the Board as of or prior to the date of the Merger Agreement (or if known, the magnitude or material consequences of which were not known and could not reasonably be expected to have been known to or by the Board as of or prior to the date of the Merger Agreement), and (ii) does not involve or relate to the receipt, existence or terms of an Acquisition Proposal.

Consents, Approvals and Filings

Derma Sciences, Parent and the Purchaser have each agreed, subject to the terms of the Merger Agreement, to use their reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to complete, as promptly as practicable, the Offer and the Merger, including using reasonable best efforts to:

•	obtain all consents, approvals or waivers from third parties;

•	obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from governmental entities (including those in connection with applicable competition laws), make all necessary registrations, declarations and filings with and take all steps as may be necessary to obtain an approval or waiver from, or to avoid any proceeding by, any governmental entity (including those in connection with applicable competition laws);

•	resist, contest or defend against any proceeding (including judicial or administrative proceedings) challenging the Offer or the Merger, including seeking to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the Offer or the Merger; and

•	execute and deliver any additional instruments necessary to consummate the Offer or the Merger and fully to carry out the purposes of the Merger Agreement.

Subject to applicable law relating to the exchange of information, Derma Sciences and Parent each have the right to review in advance all of the information relating to Derma Sciences or Parent, as the case may be, and any of their respective subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or governmental entity in connection with the Offer or the Merger. Subject to applicable law and the instructions of any governmental entity, Derma Sciences and Parent will keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated by the Merger Agreement, including promptly furnishing the other with copies of notices or other written substantive communications received by Derma Sciences, Parent or any of their respective subsidiaries, as the case may be, from any governmental entity or third party with respect to such transactions, and, to the extent practicable under the circumstances, will provide the other party and its counsel with the opportunity to participate in any meeting with any governmental entity in respect of any substantive filing, investigation or other inquiry in connection with the transactions contemplated by the Merger Agreement. Additionally, Derma Sciences and Parent agreed to, and to cause their respective affiliates to, make or cause to be made all filings required under applicable competition laws as promptly as practicable and, in any event, file all required HSR Act notifications within ten business days after the date of the Merger Agreement.

In connection with the receipt of any necessary approvals or clearances of a governmental entity, except as otherwise approved by Parent in its sole discretion, neither Parent or any of its subsidiaries or affiliates shall be required, nor shall Derma Sciences or any of its subsidiaries be permitted, to sell, hold separate or otherwise dispose of any of their respective assets or businesses, conduct their business in a specified manner, agree to any of the foregoing, or enter into or agree to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to, any assets of Parent or Derma Sciences or their respective subsidiaries.

Nothing contained in the Merger Agreement shall give Parent or the Purchaser, directly or indirectly, the right to control or direct the operations of Derma Sciences prior to the consummation of the Merger.

Continuing Employees

The Merger Agreement provides that, from the Effective Time until December 31, 2017, each Continuing Employee will receive (i) base compensation that is not less favorable than the base compensation provided to such Continuing Employee immediately prior to the Effective Time, and (ii) benefits (including target annual cash bonus opportunity (excluding equity or equity-linked compensation and excluding benefits provided pursuant to any defined benefit pension plan) that, taken as a whole, have a value that is substantially similar in the aggregate as such benefits provided to similarly situated employees of Parent or its subsidiaries, or provided to such Continuing Employee immediately prior to the Effective Time, as determined by Parent in its discretion.

The Merger Agreement also provides that with respect to the benefit plans maintained by Parent or any of its subsidiaries, including the Surviving Corporation, for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, each Continuing Employee’s service with Derma Sciences and its subsidiaries, as reflected in Derma Sciences’ records, will be treated as service with Parent or any of its subsidiaries, including the Surviving Corporation where length of service is relevant, in any case, to the same extent as such Continuing Employee was entitled prior to the Effective Time under any similar Derma Sciences benefit plan, provided that such prior service credit shall not be recognized or credited (i) to the extent that it results in a duplication of coverage or benefits, (ii) with respect to a newly established plan for which prior service is not taken into account, or (iii) if it results in benefit accruals with respect to any defined benefit pension plan. The Merger Agreement also provides that Parent will, or will cause its subsidiaries to, take reasonable best efforts to (x) waive or cause to be waived any pre-existing condition limitations, exclusions, evidence of insurability, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Derma Sciences plan immediately prior to the Effective Time, and (y) recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and his or her eligible dependents) will be eligible to participate from and after the Effective Time but in such calendar year.

Directors’ and Officers’ Indemnification and Insurance

Under the Merger Agreement, beginning at the Effective Time, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless, and shall advance expenses as incurred (provided that the indemnitee to whom expenses are advanced provides an undertaking to repay such amounts if it is ultimately determined by a court of competent jurisdiction that such indemnitee is not entitled to indemnification for such matter), to the extent provided in (i) Derma Sciences’ charter or bylaws or similar organizational documents of any of its subsidiaries in effect as of the date of the Merger Agreement and (ii) any indemnification contract of Derma Sciences or any of its subsidiaries in effect as of the date of the Merger Agreement, each Indemnitee against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any proceeding or investigation, whether civil or criminal, administrative or investigative, arising out of or pertaining to any action or omission by such Indemnitee relating to their position with Derma Sciences or its subsidiaries, occurring at or prior to the Effective Time, including in connection with the Merger Agreement or the Offer or the Merger.

Under the Merger Agreement, Parent agrees that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring prior to the Effective Time (including in connection with the Merger Agreement or the Offer or the Merger) existing as of the Effective Time in favor of an Indemnitee as provided in (i) Derma Sciences’ charter or bylaws or similar organizational documents any of its subsidiaries in in effect as of the date of the Merger Agreement and (ii) any indemnification contract of Derma Sciences or its subsidiaries in effect as of the date of the Merger Agreement, shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six years from the Effective Time, Parent will cause the Surviving Corporation to maintain in effect the exculpation, indemnification and advancement of expenses provisions in favor of an Indemnitee as provided in (i) Derma Sciences’ charter and bylaws or similar organizational documents in effect as the date of the Merger Agreement and (ii) any indemnification contract of Derma Sciences or its subsidiaries in effect as of the date of the Merger Agreement with any Indemnitee, and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of Derma Sciences or its subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such proceeding.

The Merger Agreement provides that, for six years after the Effective Time, Parent will maintain for the benefit of those persons that are directors and officers of Derma Sciences as of the date of the Merger Agreement and as of the closing date of the Merger, directors’ and officers’ insurance and fiduciary liability insurance that provides coverage for events occurring prior to the closing date of the Merger, that is substantially equivalent to and in any event not less favorable in the aggregate than the existing directors’ and officers’ insurance and fiduciary liability insurance policy of Derma Sciences. However, if substantially equivalent insurance coverage is not available, the Surviving Corporation will maintain the best coverage then available, provided, however, that Parent will not be required to pay an annual premium for the directors and officers insurance in excess of 200% of the last annual premium paid by Derma Sciences prior to the date of the Merger Agreement. Parent may satisfy this requirement by purchasing a prepaid “tail” policy prior to the Effective Time, which provides such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time.

In the event that either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or Surviving Corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each case, Parent will cause proper provisions to be made so that the successor or assign will expressly assume the obligations set forth in the Merger Agreement.

Litigation Relating to the Merger

The Merger Agreement requires Derma Sciences to give Parent the reasonable opportunity to participate in the defense or settlement of any stockholder litigation against Derma Sciences and/or its directors and officers relating to the Offer and the Merger (“Transaction Litigation”). No settlement may be agreed to without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed. Derma Sciences will promptly notify Parent of any Transaction Litigation, and keep Parent reasonably and promptly informed with respect to the status thereof.

Regulatory Matters

Derma Sciences and Parent agreed to cooperate in good faith to develop the strategy and process by which the parties will communicate with all governmental entities regarding any plans or strategies in pursuit of future regulatory permits, changes to existing regulatory permits, and the conduct or design of clinical trials in furtherance thereof (collectively, the “Regulatory Matters”). To the extent permitted by applicable law, Derma Sciences will (a) give Parent prompt notice upon obtaining knowledge of any written request, inquiry or communication from or by the FDA in connection with any such Regulatory Matters, (b) keep Parent reasonably informed in a timely manner as to the status of any such request, inquiry or communication, and (c) permit Parent to review any material communication delivered to, and consult with Parent in advance of any meeting or conference with, the FDA relating to such Regulatory Matters. Derma Sciences agreed to consult and cooperate with Parent, and consider in good faith the reasonable views of Parent, in connection with, and provide to Parent in advance, any responses, materials, analyses, presentations, memoranda, or proposals to be made or submitted to the FDA in connection with the Regulatory Matters.

Section 14d-10 Matters

Certain compensatory payments or benefits have been granted or will be granted according to employment compensation, severance and other employee benefit plans of Derma Sciences, including the Company Benefit Plans, to certain holders of Common Shares and Company Stock Awards. The interests of Derma Sciences’ directors, officers and employees are set forth on the Schedule 14D-9 filed on the date hereof by Derma Sciences in connection with the Offer. See “Item 6. Interest in Securities of the Subject Company” of the Schedule 14D-9. Derma Sciences’ Compensation Committee will, prior to the Acceptance Time, approve the arrangements within the meaning of Rule 14d-10(d)(1) under the Exchange Act and take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements.

Stock Exchange Delisting and Deregistration

The Common Shares are registered as a class of equity securities under the Exchange Act and are quoted on NASDAQ under the symbol “DSCI.” As a result of the Merger, Derma Sciences will become a wholly-owned subsidiary of Parent, with no public market for the Common Shares. The Surviving Corporation will cause Derma Sciences’ securities to be delisted from NASDAQ and de-registered under the Exchange Act as promptly as practicable following the Effective Time, after which time Derma Sciences will no longer be required to file periodic reports with the SEC.

Conditions to the Closing of the Merger

The respective obligations of Parent, the Purchaser and Derma Sciences to consummate the Merger are subject to the satisfaction (or waiver, if permissible under Law) at or prior to the Effective Time, of each of the following conditions:

•	the Purchaser must have irrevocably accepted for payment all Shares validly tendered and not withdrawn in the Offer; and

•	the consummation of the Merger must not be restrained, enjoined or prohibited by any order (whether temporary, preliminary or permanent) of any Governmental Entity and there must not be in effect any Law enacted or promulgated that prevents or makes illegal the consummation of the Merger.

For a description of the Offer Conditions, see Section 14—“Conditions of the Offer.”

Termination of the Merger Agreement

In general, the Merger Agreement may be terminated at any time prior to the Effective Time in the following ways:

•	By mutual written consent of Parent and Derma Sciences.

•	By either Parent or Derma Sciences:

•	If the Offer (as it may have been extended pursuant to the terms of the Merger Agreement) expires as a result of the non-satisfaction of any condition to or requirement of the Offer set forth in Annex I to the Merger Agreement in a circumstance where the Purchaser has no further obligation to extend the Offer pursuant to the Merger Agreement; except that the right to terminate the Merger Agreement in this way will not be available to any party whose breach of the Merger Agreement has been the primary cause of or primarily resulted in the non-satisfaction of any condition to the Offer set forth in Annex I to the Merger Agreement;

•	If any governmental entity shall have issued an order that permanently restrains, enjoins or otherwise prohibits (i) prior to the Acceptance Time, the acceptance for payment of, or payment for, Shares pursuant to the Offer or (ii) prior to the Effective Time, the consummation of the Merger, and the order became final and non-appealable, or any law enacted or promulgated by any governmental entity is in effect that prevents or makes illegal the consummation of the Offer or the Merger, provided that the right to terminate the Merger Agreement in this way will not be available to a party if the issuance of, or failure to resolve or have vacated or lifted, such order was primarily due to a breach by such party of any of its covenants or agreements under the Merger Agreement; or

•	If the Acceptance Time has not occurred on or before the Outside Date; provided, that, neither Derma Sciences nor Parent may terminate the Merger Agreement if it is in breach of the Merger Agreement and such breach has primarily caused or resulted in the failure of the closing to have occurred prior to the outside date.

•	By Derma Sciences:

At any time prior to the Acceptance Time, if: (i) there has been a breach by Parent or the Purchaser of any of its representations, warranties, covenants or agreements contained in the Merger Agreement that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined in the Merger Agreement), (ii) Derma Sciences has delivered to Parent written notice of such breach and (iii) such breach is not capable of cure prior to the Outside Date or at least 30 days have elapsed since the date of delivery of such written notice to Parent and such breach has not been cured; provided, however, that Derma Sciences may not terminate the Merger Agreement in this way if Derma Sciences is then in material breach of its representations, warranties, covenants or agreements contained in the Merger Agreement.

•	By Parent:

•	If the Board has made a Change of Board Recommendation; or

•	At any time prior to the Acceptance Time, if: (i) there has been a breach by Derma Sciences of its representations, warranties, covenants or agreements contained in the Merger Agreement such that any condition to the Offer relating to (a) the truthfulness and correctness of Derma Sciences’ representations and warranties in the Merger Agreement or (b) Derma Sciences’ performance of and compliance with, in all material respects, the covenants and agreements required to be performed or complied with by Derma Sciences under the Merger Agreement is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent has delivered to Derma Sciences written notice of such breach and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions described in clause (i) above prior to the Outside Date or at least 30 days shall have elapsed since the date of delivery of such written notice to Derma Sciences and such breach shall not have been cured in all material respects; provided, however, that Parent shall not be permitted to terminate the Merger Agreement in this way if Parent or the Purchaser is then in material breach of its representations, warranties, covenants or agreements contained in the Merger Agreement; or

•	If Derma Sciences shall have willfully breached the no solicitation provisions in the Merger Agreement in any material respect.

In the event that the Merger Agreement is terminated pursuant to the termination rights above, written notice of the termination must be given to the other party or parties, specifying the provisions of the Merger Agreement under which such termination is made and the basis therefor described in reasonable detail, and the Merger Agreement will become void and of no effect. However, nothing shall relieve any party from liabilities or damages incurred or suffered as a result of a willful and material breach of any representations, warranties, covenants or other agreements set forth in the Merger Agreement prior to termination.

Termination Fees

Under the Merger Agreement, Derma Sciences will be required to pay Parent a termination fee of $6,125,000 under any of the following circumstances:

•	If the Merger Agreement is terminated by Parent due to the Board having effected a Change of Board Recommendation;

•	If the Merger Agreement is terminated by Parent due to Derma Sciences willfully breaching the no solicitation provisions of the Merger Agreement in any material respect; or

•	If (i) the Merger Agreement is terminated by (a) Derma Sciences or Parent if (1) the Offer expires as a result of the non-satisfaction of any condition to or requirement of the Offer set forth in Annex I to the Merger Agreement in a circumstance where the Purchaser has no further obligation to extend the Offer, or (2) the Acceptance Time shall not have occurred prior to the Outside Date or (b) by Parent due to Derma Sciences’ breach of its representation or warranties included in, or failure to comply in all material respects with its covenants under, the Merger Agreement; (ii) an Acquisition Proposal has been publicly announced or made to Derma Sciences after the date of the Merger Agreement; and (iii) Derma Sciences enters into a definitive agreement with respect to or consummates an Acquisition Proposal within 12 months after such termination.

Expense Reimbursement

If the Merger Agreement is terminated (i) by Parent due to Derma Sciences’ breach of its representation or warranties included in, or failure to comply in all material respects with its covenants under, the Merger Agreement or (ii) by either Parent or Derma Sciences in the event the Offer expires as a result of the non-satisfaction of any condition to or requirement of the Offer set forth in Annex I to the Merger Agreement in a circumstance where the Purchaser has no further obligation to extend the Offer, then Derma Sciences shall pay to Parent the reasonable costs, fees and expenses incurred by Parent, its affiliates and their representatives in connection with the investigation, due diligence, negotiation and documentation of the Merger Agreement, with such amount not to exceed $1.5 million in the aggregate.

Specific Performance

Pursuant to the Merger Agreement, the parties are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to specific performance as to its terms (without any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief) and the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law. Derma Sciences’ or Parent’s pursuit of specific performance shall not preclude such party from the right to pursue any other right or remedy to which such party may be entitled.

Fees and Expenses

Except as otherwise provided in the Merger Agreement, including as described under “—Expense Reimbursement” above, all fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses.

No Third Party Beneficiaries

The Merger Agreement provides that it will be binding upon and inure solely to the benefit of Derma Sciences, Parent and the Purchaser and their respective successors and permitted assigns. The Merger Agreement is not intended to and will not confer any rights, benefits or remedies upon any person other than Derma Sciences, Parent and the Purchaser and their respective successors and permitted assigns and with respect to the requirement that Parent provide specified director and officer indemnification (as described in “Directors’ and Officers’ Indemnification and Insurance” on page 46 of this Offer to Purchase).

Amendments; Waivers

The Merger Agreement may be amended by a written instrument signed by each of the parties to the Merger Agreement by action taken by or on behalf of their respective boards of directors at any time before the Effective Time. At any time prior to the Effective Time, Parent and the Purchaser, on the one hand, and Derma Sciences, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any breach of the representations and warranties of the other contained in the Merger Agreement or in any document delivered pursuant thereto or (iii) waive compliance by the other with any of the agreements or covenants contained in the Merger Agreement. Such extensions and waivers must be made in writing and signed by the parties to be bound.

Letter Agreement

The following summary of the letter agreement between certain holders of Preferred Shares and Derma Sciences is qualified in its entirety by reference to the letter agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. Shareholders and other interested parties should read the letter agreement in its entirety for a more complete description of the provisions summarized below.

In connection with the Merger Agreement, Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P. (collectively, the “Galen Partnerships”) entered into a letter agreement, dated as of January 9, 2017, with Derma Sciences (the “Letter Agreement”). Pursuant to the Letter Agreement, the Galen Partnerships, in their capacity as holders of Series A Preferred Shares and Series B Preferred Shares, provided consent to the Merger (effective immediately after the execution and delivery of the Merger Agreement) and agreed to tender their Preferred Shares pursuant to the Offer. The Galen Partnerships collectively hold 15,627 outstanding Series A Preferred Shares, representing approximately 84.03% of the total Series A Preferred Shares outstanding on January 23, 2017 and 52,085 outstanding Series B Preferred Shares, representing approximately 95.16% of the total Series B Preferred Shares outstanding on January 23, 2017. The Preferred Shares held by the Galen Partnerships represent approximately 0.24% of the total voting power of the Common Shares and Preferred Shares, voting together as a single class, on January 23, 2017.

Letter from Parent

The following summary of the letter from Parent to Derma Sciences is qualified in its entirety by reference to the letter itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. Shareholders and other interested parties should read the letter in its entirety for a more complete description of the provisions summarized below.

On January 10, 2017, Parent delivered to Derma Sciences a letter (the “Parent Letter”) pursuant to which Parent stated that its management would recommend to the Compensation Committee of the Board of Directors of Parent (the “Parent Compensation Committee”) that the Parent Compensation Committee approve the grant of equity or equity-linked incentive awards in respect of the common stock of Parent to those employees of Derma Sciences who are employed by Derma Sciences and its Subsidiaries (as defined in the Merger Agreement) immediately prior to the effective time of the Merger, and who remain employed by Parent or the Parent Subsidiaries (as defined in the Merger Agreement), provided that such awards may be granted in cash in certain countries. The maximum aggregate grant date fair value of such awards is not to exceed $1,664,000.

Confidentiality Agreement

The following summary of certain provisions of the confidentiality agreement is qualified in its entirety by reference to the confidentiality agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. Shareholders and other interested parties should read the confidentiality agreement in its entirety for a more complete description of the provisions summarized below.

Parent and Derma Sciences entered into a confidentiality agreement, dated October 13, 2016, to evaluate a potential negotiated transaction that resulted in the Offer. Pursuant to the confidentiality agreement, subject to certain customary exceptions, Parent agreed to keep confidential all non-public information furnished by Derma Sciences or its representatives to Parent or its representatives. Parent also agreed that the non-public information furnished to Parent would be used only for the purpose of evaluating or consummating the potential transaction that resulted in the Offer. If requested by Derma Sciences, Parent is required to promptly, at its own election, either return to Derma Sciences or destroy all copies of the non-public information furnished to Parent and its representatives under the confidentiality agreement, and also to destroy any analyses or compilations prepared by Parent or its representatives to the extent it contains non-public information of Derma Sciences. In addition, Parent agreed, subject to certain customary exceptions, to keep confidential the fact that any non-public information was made available to Parent and its representatives, and that any discussions of a potential negotiated transaction were taking place.

The confidentiality agreement includes a standstill provision. Under the standstill provision, Parent agreed that, among other things and for a period of one year from the date of the confidentiality agreement, neither Parent nor its representatives would, without Derma Sciences’ prior consent:

•	effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or in any way assist, facilitate or encourage any other person to effect or seek offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of securities (or beneficial ownership thereof), or rights or options to acquire securities (or beneficial ownership thereof), or any assets, indebtedness or businesses of Derma Sciences or any of its subsidiaries or affiliates, (ii) any tender or exchange offer, merger or other business combination involving Derma Sciences, any of the subsidiaries or affiliates or assets of Derma Sciences or the subsidiaries or affiliates constituting a significant portion of the consolidated assets of Derma Sciences and its subsidiaries or affiliates, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Derma Sciences or any of its subsidiaries or affiliates, or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC);

•	form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to Derma Sciences or otherwise act in concert with any person in respect of any securities;

•	otherwise act, alone or in concert with others, to seek representation on or to control or influence the management, Board of Directors or policies of Derma Sciences or to obtain representation on the Board of Directors of Derma Sciences;

•	take any action which would or would reasonably be expected to force Derma Sciences to make a public announcement regarding any of the types of matters set forth in the first bullet, above;

•	disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing; or;

•	enter into any discussions or arrangements with any third party with respect to the foregoing.

Notwithstanding the foregoing, the standstill does not prevent Parent from exercising its rights under the Merger Agreement, including its right with respect to a Superior Proposal.

14. Conditions of the Offer

Notwithstanding any other provisions of the Offer and subject to the provisions of the Merger Agreement and applicable law, the Purchaser will not be required to accept for payment or pay for any Shares pursuant to the Offer if, as of immediately prior to the Expiration Date:

•	the Minimum Condition has not been satisfied;

•	the waiting period (and any extension thereof) applicable to the Offer and the Merger under the HSR Act has not been terminated or expired (the “HSR Condition”);

•	the consummation of the Offer or the Merger is restrained, enjoined or prohibited by any Order (whether temporary, preliminary or permanent) of any Governmental Entity, or there shall be in effect any Law enacted or promulgated by any Governmental Entity that prevents or makes illegal the completion of the Offer or the Merger;

•	any representation and warranty of Derma Sciences: (i) contained in Section 3.2(a) of the Merger Agreement shall fail to be true and correct in all respects (other than de minimis exceptions) as of the date of the Merger Agreement and at and as of the Expiration Date as though made at and as of the Expiration Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), (ii) contained in Sections 3.1, 3.3 and 3.19 of the Merger Agreement shall fail to be true and correct in all material respects as of the date of the Merger Agreement and at and as of the Expiration Date, as though made at and as of the Expiration Date, except for any representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time); or (iii) set forth in Article 3 of the Merger Agreement (other than representations and warranties referenced in clauses (i) and (ii) above), without giving effect to any qualifications as to materiality or Company Material Adverse Effect (as defined in Section 13—“The Merger Agreement; Other Agreements”) or other similar qualifications contained therein, shall fail to be true and correct as of the date of the Merger Agreement and at and as of the Expiration Date as though made at and as of the Expiration Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect;

•	Derma Sciences has breached or failed to perform or comply with in all material respects all covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the Expiration Date;

•	since the date of the Merger Agreement, there has occurred or become known any change, event, development, condition, occurrence or effect that has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in Section 13—“The Merger Agreement; Other Agreements”);

•	the Merger Agreement has been properly and validly terminated in accordance with its terms;

•	Derma Sciences fails to deliver to Parent a certificate, dated as of the Expiration Date and signed by an executive officer of the Derma Sciences, certifying to the effect that the conditions set forth in the fourth and fifth bullet points above have been satisfied; or

•	Derma Sciences fails to deliver to Parent a statement satisfying the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) certifying that interests in Derma Sciences are not “United States real property interests” within the meaning of Section 897(c) of the Code.

The foregoing conditions are for the sole benefit of Parent and the Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and the Purchaser in whole or in part at any time and from time to time prior to the Expiration Date, in their discretion (except that the Minimum Condition may not be waived). Any reference in the Offer to Purchase or the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is waived. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time at or prior to the Expiration Date.

Any capitalized term used in this Section 14—“Conditions of the Offer” and not otherwise defined in this Offer to Purchase shall have the meaning set forth in the Merger Agreement.

15. Certain Legal Matters

Except as described in this Section 15, based on information provided by Derma Sciences, none of Derma Sciences, the Purchaser or Parent is aware of any license or regulatory permit that appears to be material to the business of Derma Sciences that might be adversely affected by the Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by the Purchaser in the Offer. Should any such approval or other action be required, we presently intend to seek such approval or other action, except as described below under “—Business Combination Statutes.” Except as otherwise described in this Offer to Purchase, although the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in consequences adverse to Derma Sciences’ business or that certain parts of Derma Sciences’ business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action.

Business Combination Statutes. Derma Sciences is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”), which impose certain restrictions upon certain business combinations involving Derma Sciences. The following description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be governed by the Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders in accordance with the Business Combination Provisions. In certain cases, an amendment electing not to be governed by the Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither Derma Sciences’ certificate of incorporation nor bylaws includes a provision electing not to be governed by the Business Combination Provisions. Upon completion of the Offer, Parent and the Purchaser could collectively be deemed to be an “interested stockholder” for purposes of the Business Combination Provisions and, absent prior approvals by Derma Sciences’ board of directors in accordance with the Business Combination Provisions, the Business Combination Provisions could prohibit completion of the Merger for a period of three years following completion of the Offer. However, Derma Sciences’ board of directors approved the execution of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger for purposes of the Business Combination Provisions. Accordingly, Parent and the Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state, will apply to the Offer or the Merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase, nor any action that we take in connection with the Offer, is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority obtained an injunction seeking to prevent our purchase of Shares in the Offer, we might be unable to accept for payment or pay for Shares tendered in the Offer or be delayed in completing the Offer. In that case, we may not be obligated to accept for payment, or pay for, any Shares tendered.

Shareholder Approval Not Required. Section 251(h) of the DGCL provides that shareholder approval by shareholders of certain constituent corporations in a merger is not required if the merger is effected pursuant to a merger agreement providing for certain requirements to be met, including that (a) the acquiring company commences a tender offer for any and all of the outstanding stock entitled to vote on a merger of the company to be acquired (other than stock owned by the company, the acquirer making such tender offer, the person that owns the acquirer and any subsidiaries of the foregoing), and (b) following the consummation of such tender offer, the acquiring company has irrevocably accepted for purchase a number of shares of stock that, together with any stock otherwise owned by the acquirer, equals at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Derma Sciences will not be required to submit the adoption of the Merger Agreement to a vote of the shareholders of Derma Sciences. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, pursuant to Section 251(h) of the DGCL, Parent, the Purchaser and Derma Sciences will effect the Merger as soon as practicable, without a vote of shareholders of Derma Sciences, in accordance with Section 251(h) of the DGCL.

Antitrust Matters

The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have expired or been terminated.

Parent filed its Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act (the “HSR Filing”) with the DOJ and FTC on January 19, 2017. Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the Offer and the Merger will expire at 11:59 p.m., New York City time, on February 3, 2017, the 15th calendar day following the submission of Parent’s HSR Filings, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Parent. If such a request is made, the waiting period will expire at 11:59 p.m., New York City time, on the 10th calendar day after substantial compliance by Parent with such request. If the waiting periods noted above would expire on a Saturday, Sunday or legal public holiday, the waiting period will instead expire at 11:59 p.m., New York City time, on the next business day. In practice, complying with a request for additional information and documentary material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. The Purchaser is not required to accept for payment Shares tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have expired or been terminated. See Section 14—“Conditions of the Offer.”

The FTC and the DOJ scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser’s acquisition of Shares, either the DOJ or the FTC (whichever agency reviews the transaction) could take such action under the Antitrust Laws as it or they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or, in the absence of an injunction, otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Parent, Derma Sciences or their subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Antitrust authorities in other jurisdictions may also take action under their antitrust laws, even if no notification of the transaction is required. There can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14—“Conditions of the Offer.”

As used in this Offer to Purchase, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal, state, and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

16. Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

The Purchaser has retained Broadridge Corporate Issuer Solutions, Inc. to act as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse the Depositary for certain reasonable out of pocket expenses and to indemnify the Depositary against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

The Purchaser has retained D.F. King & Co., Inc. to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse the Information Agent for certain reasonable out of pocket expenses and to indemnify the Information Agent against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their clients.

17. Legal Proceedings

As of the date of this Offer to Purchase, neither the Purchaser or Parent is aware of any material pending legal proceeding relating to the Offer or the Merger.

18. Miscellaneous

We are making the Offer to all holders of Shares. We are not aware of any states in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such state. If the Purchaser becomes aware of any state in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such state.

No person has been authorized to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Derma Sciences has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8—“Certain Information Concerning Derma Sciences” and Section 9—“Certain Information Concerning Parent and the Purchaser.”

Integra Derma, Inc.

January 25, 2017

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of Integra LifeSciences Holdings Corporation (“Integra”) and Integra Derma, Inc. (the “Purchaser”) and their present principal occupations or employment and material employment history for the past five years are set forth below. Unless otherwise indicated, each director or executive officer has been so employed or held such position for a period in excess of five years and is a citizen of the United States. The business address of each of the directors and executive officers of Integra is c/o Integra LifeSciences Holdings Corporation, 311 Enterprise Drive, Plainsboro Township, NJ 08536, and the business address of each of the directors and executive officers of the Purchaser is c/o Integra Derma, Inc., 311 Enterprise Drive, Plainsboro Township, NJ 08536.

Integra Directors and Executive Officers

Name	Position
Peter J. Arduini	President, Chief Executive Officer and Director
Kenneth Burhop, Ph.D.	Corporate Vice President, Chief Scientific Officer
Glenn G. Coleman	Corporate Vice President and Chief Financial Officer
Robert T. Davis, Jr.	Corporate Vice President, President—Specialty Surgical Solutions
Lisa Evoli	Corporate Vice President, Chief Human Resources Officer
Richard D. Gorelick	Corporate Vice President, General Counsel, Administration and Secretary
John Mooradian	Corporate Vice President, Global Operations and Supply Chain
Judith E. O’Grady	Corporate Vice President, Global Regulatory Affairs
Dan Reuvers	Corporate Vice President, President—International
Joseph Vinhais	Corporate Vice President, Global Quality Assurance
Keith Bradley, Ph.D	Director
Richard E. Caruso, Ph.D.	Director
Stuart M. Essig, Ph.D.	Director
Barbara B. Hill	Director
Lloyd W. Howell, Jr.	Director
Donald E. Morel, Jr., Ph.D.	Director
Raymond E. Murphy	Director
Christian S. Schade	Director
James M. Sullivan	Director

Purchaser Directors and Executive Officers

Name	Position
Peter J. Arduini	President, Chief Executive Officer and Director
Glenn G. Coleman	Vice President, Treasurer and Assistant Secretary
Richard D. Gorelick	Secretary and Director
Nora E. Brennan	Assistant Treasurer and Assistant Secretary
Neal Glueck	Assistant Secretary
Amritpal K. Deol	Assistant Secretary

PETER J. ARDUINI is Integra’s President and Chief Executive Officer and a director. He joined Integra in November 2010 as President and Chief Operating Officer and was appointed Chief Executive Officer and a director in January 2012. Before joining Integra, Mr. Arduini was Corporate Vice President and President of Medication Delivery, Baxter Healthcare, which he joined in 2005. Mr. Arduini was responsible for a $4.8 billion global division of Baxter focused on inpatient pharmaceuticals and devices. Prior to joining Baxter, Mr. Arduini worked for General Electric Healthcare, where he spent much of his 15 years in a variety of management roles for domestic and global businesses, culminating in leading the global functional imaging business. Prior to joining General Electric Healthcare, he spent four years with Procter and Gamble in sales and marketing. Mr. Arduini serves on the Board of Directors of Bristol-Myers Squibb Company. He serves on the Board of Directors of ADVAMED, the Advanced Medical Technology Association, the Medical Device Innovation Consortium and the National Italian American Foundation. Mr. Arduini received his bachelor’s degree in marketing from Susquehanna University and a master’s in management from Northwestern University’s Kellogg School of Management.

KEITH BRADLEY, PH.D., has been a director of the Integra since 1992. Between 1996 and 2003, he was a director of Highway Insurance plc, an insurance company listed on the London Stock Exchange, and has been a consultant to a number of business, government and international organizations. Dr. Bradley was formerly a visiting professor at the Harvard Business School, Wharton and UCLA, a visiting fellow at Harvard’s Center for Business and Government and a professor of international management and management strategy at the Open University and Cass Business School, U.K. Dr. Bradley has taught at the London School of Economics and was the director of the School’s Business Performance Group for more than six years. He received B.A., M.A. and Ph.D. degrees from British universities. Dr. Bradley is an adviser to RPH Capital, Canada. He currently serves as a director and member of the compensation committee of SeaSpine Holdings Corporation. In addition, he previously served as a director and chair of North Star Capital Management Limited and GRS Financial Solutions Limited. Dr. Bradley is 71 years old and a British citizen.

NORA E. BRENNAN is the vice president and treasurer of Integra responsible for the global treasury function. In her role, she develops and executes on short-term and long-term financing strategies to meet the company’s global liquidity needs and improve earnings-per-share through effective management of the company’s capital structure. Prior to joining Integra in 2006, Ms. Brennan assumed leadership roles at Lava Trading, a subsidiary of Citigroup, and J.P. Morgan Chase. Ms. Brennan received her bachelor’s degree in economics from the University of Illinois and her master’s degree in finance and accounting from the University of Chicago Graduate School of Business. She is a member of the National Association of Corporate Treasurers.

KENNETH BURHOP, PH.D. is Integra’s Corporate Vice President, Chief Scientific Officer. Dr. Burhop is responsible for setting Integra’s strategic scientific vision and roadmap, as well as leading Integra’s portfolio prioritization and management and the scientific evaluation of corporate development and new product opportunities. He joined Integra in February 2014 as Senior Vice President, Chief Scientific Officer and was appointed Corporate Vice President in March 2014. Prior to joining Integra, Dr. Burhop served as Chief Scientific Officer at Sangart, Inc., from January 2011 to October 2013. Prior to joining Sangart, Inc., he spent 24 years with Baxter Healthcare Corporation, from 1986 through 2010, in a series of leadership roles such as Vice President, R&D, Baxter Pharmaceutical Technologies and Vice President, Global Scientific Lead for Baxter’s Medication Delivery Division, a business with over $4 billion in annual sales. Dr. Burhop received his Ph.D. and M.S. in Veterinary Science from the University of Wisconsin-Madison, and his B.A. in Zoology from the University of Wisconsin-Milwaukee.

RICHARD E. CARUSO, PH.D., founded Integra in 1989 and served as Integra’s Chairman from March 1992 until January 2012 and as a director since March 1992. Dr. Caruso is currently the President and a founding member of The Provco Group, a venture and real estate investment company, an advisor to Quaker BioVentures, a medical venture capital financial investor, Chairman of the Board of Directors of Diasome Pharmaceuticals, LLC, a start-up company, and an advisor to NewSpring Capital and ePlanet Ventures II, both diversified venture capital financial investors. Further, he serves as the Chief Executive Officer of Smart Personalized Medicine, LLC and Chairman and Chief Executive Officer of CeeLite Technologies, LLC. Dr. Caruso served as Integra’s Chief Executive Officer from March 1992 to December 1997 and also as Integra’s President from September 1995 to December 1997. From 1969 to 1992, Dr. Caruso was a principal of LFC Financial Corporation, a project finance company, where he was also a director and Executive Vice President. In 2006, Dr. Caruso was named the Ernst and Young National Entrepreneur of the Year for the United States. Dr. Caruso is on the Board of Susquehanna University, The Baum School of Art and the Uncommon Individual Foundation (Founder). He received a B.S. degree from Susquehanna University, an M.S.B.A. degree from Bucknell University, a Ph.D. degree from the London School of Economics, University of London (United Kingdom), and an honorary Ph.D. degree in medical engineering from Drexel University. Dr. Caruso is 72 years old.

GLENN G. COLEMAN is Integra’s Corporate Vice President, Chief Financial Officer and Principal Accounting Officer. Mr. Coleman is responsible for Integra’s finance department, including accounting and financial reporting, budgeting, internal audit, tax, treasury, risk management, investor relations, as well as information technology. He joined Integra in May 2014 as Corporate Vice President, Chief Financial Officer and Principal Accounting Officer, and has 25 years of experience in financial management positions with leading global businesses. Prior to joining Integra, from 2008 to May 2014, Mr. Coleman served as Vice President Finance, Corporate Controller at Curtiss-Wright Corporation, a $2.5 billion global company headquartered in Charlotte, North Carolina that delivers highly-engineered, critical function products and services to the commercial, industrial, defense and energy markets. Prior to joining Curtiss-Wright in 2008, Mr. Coleman worked at Alcatel-Lucent from 1997 to 2007, in various finance executive leadership positions, including Vice President for the Wireless and Wireline Business Groups, Controller for the Americas region, Vice President of Internal Audit and Finance Director of External and Internal Reporting. Prior to that, Mr. Coleman began his career at PricewaterhouseCoopers LLP where he was the lead Senior Manager for a top global account. Mr. Coleman received his B.S. degree from Montclair State University and has also been a CPA in New Jersey for more than 20 years.

ROBERT T. DAVIS, JR. is Integra’s Corporate Vice President, President — Specialty Surgical Solutions. His responsibilities within Specialty Surgical Solutions include leadership of sales, marketing, product development, regulatory affairs, quality assurance, Global Services and Repair and manufacturing worldwide. Mr. Davis joined Integra in July 2012 as President of the Global Neurosurgery business and was appointed Integra’s Corporate Vice President in December 2012 and President — Specialty Surgical Solutions in November 2014. He brings more than 25 years of executive management experience in the global healthcare industry. Prior to joining Integra, Mr. Davis was the General Manager for the Global Anesthesia & Critical Care business at Baxter Healthcare, from 2009 to 2012, and held various general management positions at GE Healthcare in the areas of interventional therapeutics, cardiovascular imaging and diagnostic ultrasound from 1997 to 2009. Mr. Davis earned his B.S. in Sports Medicine from the University of Delaware, a Master’s degree in Exercise & Cardiovascular Physiology from Temple University, and an M.B.A. from Drexel University.

AMRITPAL K. DEOL recently joined Integra as assistant corporate counsel. In this role, she is responsible for SEC compliance matters, corporate governance support, intercompany agreements and subsidiary management. Prior to joining Integra, Ms. Deol was vice president and general counsel for MTBC, a healthcare IT company. Before MTBC, she worked in private practice and did her clerkship at the superior court of Pennsylvania. Ms. Deol graduated magna cum laude with a bachelor’s degree in broadcast journalism and news from the University of Florida. She received her juris doctor degree from Penn State Dickinson School of Law. Ms. Deol is a licensed attorney in New Jersey.

STUART M. ESSIG, PH.D., is Integra’s Chairman of the Board of Directors. He has been our Chairman since January 2012 and a director since he joined Integra in December 1997. He also served as our Chief Executive Officer from December 1997 until January 2012. In addition, he served as our President from December 1997 until November 2010. He currently serves as Managing Director of Prettybrook Partners LLC. Before joining Integra, Dr. Essig supervised the medical technology practice at Goldman, Sachs & Co. as a Managing Director. Dr. Essig had ten years of broad health care experience at Goldman Sachs serving as a senior merger and acquisitions advisor to a broad range of domestic and international medical technology, pharmaceutical and biotechnology clients. Dr. Essig has chaired Audit, Compensation and Nominating and Governance Committees and served on the boards of several NASDAQ and NYSE listed companies ranging in size from several hundred million dollars to $20 billion in market capitalization. Dr. Essig currently serves on the board of directors of St. Jude Medical Corporation and Owens & Minor, Inc., as chairman of the board of directors of Breg, Inc., and as lead director of SeaSpine Holdings Corporation. In addition, he serves as the compensation committee chair and member of the governance and nominating committee of St. Jude Medical Corporation, member of the compensation committee of Owens & Minor, Inc., and the nominating and corporate governance committee chair of SeaSpine Holdings Corporation. He is a founding investor member of Tigerlabs, a Princeton-based business accelerator. He is an Executive in Residence at Cardinal Partners and a Venture Partner at Wellington Partners Advisory AG, both venture capital firms and serves as a Senior Advisor to TowerBrook Capital Partners and Water Street Healthcare Partners. From March 2005 until August 2008, he served on the Board of Directors of Zimmer Holdings, Inc., and from 1998 to 2002 he served on the Board of Directors of Vital Signs, Inc. Dr. Essig has also served on the executive committee, nominating and governance committee and as treasurer of ADVAMED, the Advanced Medical Technology Association. Dr. Essig is also involved in several non-profit charitable organizations, including from time to time having served on the boards of such organizations. Dr. Essig received an A.B. degree, magna cum laude, from the Woodrow Wilson School of Public and International Affairs at Princeton University and an M.B.A. and Ph.D. in Financial Economics from the University of Chicago, Graduate School of Business. Dr. Essig is 54 years old.

LISA EVOLI is Integra’s Corporate Vice President, Chief Human Resources Officer. Ms. Evoli is responsible for providing leadership in developing and executing human resources strategy in support of the overall business plan and strategic direction of the organization. She joined Integra as Corporate Vice President, Chief Human Resources Officer in January 2016. Ms. Evoli brings significant global Human Resources leadership experience. Prior to joining Integra, she served as Vice President, Human Resources for the Data & Devices division of TE Connectivity (formerly Tyco Electronics) from September 2012 through December 2015. Prior to working for TE Connectivity, Ms. Evoli held senior global human resources leadership positions with Johnson & Johnson from 2004 through December 2011 in both the Pharmaceutical and Consumer sectors. She held various global human resources leadership roles at Motorola specifically in their Broadband Communications and Automotive groups from 1997 through 2004, and again in April 2011 through August 2012 serving in a Talent Management & Organizational Development leadership role. Ms. Evoli received her B.S. in Business Administration from California University of Pennsylvania and an M.S. in Human Resources / Organizational Development from Villanova University.

NEAL GLUECK joined Integra in March 2011 as vice president for tax. In this role, he has global oversight for all of Integra’s tax planning and strategy, including compliance around U.S. and foreign federal income tax, U.S. state income and franchise tax, sales tax, value-added tax, property tax, and escheat, among others. He also is responsible for preparation of tax aspects of SEC filings. Prior to joining Integra, Mr. Glueck held tax leadership positions at Macy’s, Charming Shoppes and Toys R Us. He started his finance career working for Arthur Andersen and Co. Mr. Glueck graduated with a bachelor’s degree in accounting from the University of Cincinnati. He also holds a juris doctor degree from Northern Kentucky University. He is a certified public accountant and a licensed attorney in Ohio.

RICHARD D. GORELICK is Integra’s Corporate Vice President, General Counsel, Administration and Secretary. Mr. Gorelick was appointed Integra’s Corporate Vice President in December 2012. He joined Integra as Vice President and General Counsel in 2000, and was appointed Senior Vice President and Corporate Secretary in 2006. Mr. Gorelick also chaired the Human Resources Department from 2008 to 2011 and from August 2015 to January 2016. He also oversees Environmental, Health and Safety. Prior to joining Integra, he spent four and a half years at Aventis Behring LLC, a global leader in biologics (plasma proteins) as Associate General Counsel, where his practice focused on technology licensing, strategic alliances, acquisitions and managing commercial litigation. Prior to that, Mr. Gorelick worked in the Business and Finance Section of Morgan, Lewis & Bockius LLP, in Philadelphia, where his practice concentrated on transactions, corporate reorganizations, creditors’ rights and secured transactions. Mr. Gorelick received his A.B. degree from Princeton University and a J.D. degree from the University of California at Berkeley School of Law.

BARBARA B. HILL has been a director of Integra since May 2013. Ms. Hill is currently an Operating Partner of NexPhase Capital, a private equity firm, where she focuses on healthcare related investments and providing strategic operating support for its healthcare portfolio companies. Ms. Hill has served as an Operating Partner of NexPhase Capital since January 2016. Prior to that, Ms. Hill served as an Operating Partner of Moelis Capital Partners, a private equity firm, where she focused on healthcare-related investments and providing strategic operating support for its healthcare portfolio companies. She served as an Operating Partner of Moelis Capital Partners from March 2011 to January 2016. From March 2006 to September 2010, Ms. Hill served as Chief Executive Officer and a director of ValueOptions, Inc., a managed behavioral health company, and FHC Health Systems, Inc., its parent company. Prior to that, from August 2004 to March 2006, she served as Chairman and Chief Executive Officer of Woodhaven Health Services, an institutional pharmacy company. In addition, from 2002 to 2003, Ms. Hill served as President and a director of Express Scripts, Inc., a pharmacy benefits management company. In previous positions, Ms. Hill was responsible for operations nationally for Cigna HealthCare, and also served as the CEO of health plans owned by Prudential, Aetna and the Johns Hopkins Health System. She was active with the boards or committees of the Association of Health Insurance Plans and other health insurance industry groups. Currently, she serves as a board member as well as a member of the compensation committee of St. Jude Medical Corporation, a medical device company. In addition, Ms. Hill serves as a board member and a member of the audit committee of Omega Healthcare Investors, Inc., a Maryland real estate investment trust. Ms. Hill also serves as a board member of Revera Inc., a Canadian company operating seniors’ facilities throughout Canada and the United States. Ms. Hill received B.A and M.S. degrees from the Johns Hopkins University. She is 63 years old.

LLOYD W. HOWELL, JR. has been a director of Integra since March 2013. Mr. Howell is an Executive Vice President at Booz Allen Hamilton, where he has held a variety of leadership positions since originally joining the firm in 1988 as a consultant. He currently serves as the Civilian Market Group Leader of Booz Allen Hamilton. From 2009 to 2013, he served as the Client Service Officer of the Financial Services Account in the Civil Market at Booz Allen Hamilton where he led the business in delivering the firm’s strategic, technology and analytics capabilities and service offerings to both the federal and private sectors. From April 2005 to April 2009, he served as the Strategy and Organization’s Capability Leader at Booz Allen Hamilton, a group that he has been a member of since 1995. Prior to that, from 1993 to 1995, he worked at Goldman Sachs as an Associate in their Investment Banking Division. Currently, Mr. Howell is a board member of the Partnership for Public Service, Capital Partners for Education, Management Leadership for Tomorrow, the Executive Leadership Council, the University of Pennsylvania’s Engineering School, and the St. Albans School. Mr. Howell received a B.S. in Electrical Engineering from the University of Pennsylvania and an M.B.A. from Harvard University. Mr. Howell is 49 years old.

JOHN MOORADIAN is Integra’s Corporate Vice President, Global Operations and Supply Chain. His responsibilities include global manufacturing and supply chain. Mr. Mooradian was appointed Integra’s Corporate Vice President in December 2012. He joined Integra in September 2012 as Senior Vice President, Global Operations and Supply Chain. Before coming to Integra, Mr. Mooradian spent 24 years at Abbott Laboratories in a series of leadership roles, including managing the Hematology and Point of Care businesses and, more recently, worldwide operations at Abbott Diagnostics Division, a $4 billion business with over 11,000 employees. Prior to Abbott, Mr. Mooradian held several positions at General Motors. Mr. Mooradian received a B.B.A. degree in Management from the University of Texas, Arlington.

DONALD E. MOREL, JR., PH.D., has been a director of Integra since August 2013. Dr. Morel, until April 2015, was the Chief Executive Officer and, until June 2015, was Chairman of the Board of Directors of West Pharmaceutical Services, Inc., a manufacturer of components and systems for the packaging and delivery of injectable drugs as well as delivery system components for the pharmaceutical, healthcare and consumer products industries. Dr. Morel served as the Chief Executive Officer of West Pharmaceutical Services, Inc. from April 2002 to April 2015, Chairman of the Board of Directors of West Pharmaceutical Services, Inc. from March 2003 to June 2015 and a director of West Pharmaceutical Services, Inc. from March 2002 to June 2015. In addition, he served as President of West Pharmaceutical Services, Inc. from April 2002 to June 2005. Dr. Morel served as a director of Kensey Nash Corporation, a medical device product development and manufacturing company, from March 2010 to June 2012 as well as a member of its audit and compensation committees. He serves on the Board of Directors of Catalent, Inc. He serves as Chairman of the Board of Directors of the American Oncologic Hospital of the Fox Chase Cancer Center and as a member of the board of trustees of The Franklin Institute and of Lafayette College. Dr. Morel received a B.S. in Engineering from Lafayette College and an M.S. and Ph.D. in Materials Science from Cornell University. Dr. Morel is 58 years old.

RAYMOND G. MURPHY has been a director of Integra since April 2009. Between 2004 and 2008, he was Senior Vice President & Treasurer of Time Warner, Inc., responsible for all U.S. and international corporate finance, project (real estate and film) finance, cash management, foreign exchange and interest rate risk management, public debt and equity financing, real estate financing, securitization financing, banking relationships and financings, and relationships with rating agencies, as well as corporate-wide real estate activities and the property/casualty risk management program. Between 2001 and 2004, he was Vice President &

Treasurer of Time Warner Inc. From 1999 until 2001, he was Senior Vice President & Treasurer of America Online, Inc. Between 1993 and 1999, he was Senior Vice President, Finance & Treasurer of Marriott International, Inc. Prior to Marriott, he held executive positions at Manor Care, Inc., Ryder System Inc. and W R Grace & Company. In 2005, he became a member of the Finance Committee of The Advertising Council Inc. and from 2007 until 2009, he served as Chair of such committee. Between 2004 and 2009, he served on the Board of Directors of The Advertising Council, Inc. and between 2007 and 2009, he served on its Executive Committee. He received a B.S. from Villanova University and an M.B.A. from Columbia University Graduate School of Business. Mr. Murphy is 68 years old.

JUDITH E. O’GRADY is Integra’s Corporate Vice President, Global Regulatory Affairs. She was appointed Integra’s Corporate Vice President in December 2012. In addition, Ms. O’Grady was Corporate Vice President, Global Regulatory Affairs and Corporate Compliance Officer from December 2012 to June 2014, Senior Vice President of Regulatory Affairs, and Corporate Compliance Officer from September 2012 to December 2012, and Senior Vice President, Regulatory Affairs, Quality Assurance, and Corporate Compliance Officer from 2007 to September 2012. Previously, she was Vice President of Regulatory Affairs, Quality Assurance and Clinical Affairs. Ms. O’Grady has worked in the areas of medical technology and collagen technology for over 25 years. Prior to joining Integra, Ms. O’Grady worked for Colla-Tec, Inc., a Marion Merrell Dow Company. During her career she has held positions with Surgikos, a Johnson & Johnson Company, and was on the faculty of Boston University College of Nursing and Medical School. Ms. O’Grady led the team that obtained the approval of the Food and Drug Administration (“FDA”) for INTEGRA® Dermal Regeneration Template, the first regenerative product approved by the FDA, and has led teams responsible for approvals of Integra’s other regenerative product lines as well as more than 600 FDA and international submissions. Ms. O’Grady received a B.S. degree from Marquette University and M.S.N. in Nursing from Boston University.

DAN REUVERS is Integra’s Corporate Vice President, President — International. His responsibilities include executive oversight and leadership of all of Integra’s international businesses, including Europe, Middle East, Africa, Latin America, Asia Pacific and Canada. He joined Integra in 2008 as Vice President of Marketing and Product Development for Integra’s surgical instruments business and was promoted to President of the acute surgical instruments business in June 2010. He was appointed President — Instruments in 2011, Corporate Vice President in December 2012, and President — International in November 2013. Mr. Reuvers was President of Omni-Tract Surgical from September 2005 until December 2008, when the company was acquired by Integra. Mr. Reuvers has over 25 years of experience in the medical technology field, including holding various executive level positions in sales, marketing and general management. He serves on the board of directors of Respirtech, Inc.

CHRISTIAN S. SCHADE has been a director of Integra since 2006. He was the Chief Executive Officer of Novira Therapeutics, Inc., an antiviral drug discovery company focused on first-in-class therapeutics for chronic HBV infection from March 2014 to December 2015 until it was acquired by Johnson & Johnson. Prior to joining Novira Therapeutics, Inc. in March 2014, he served as Executive Vice President and Chief Financial Officer of Omthera Pharmaceuticals, Inc. from September 2011 to July 2013. Omthera was an emerging specialty pharmaceuticals company focused on the clinical development of therapies for dyslipidemia until it was purchased by AstraZeneca Plc in July 2013. From April 2010 to September 2011, Mr. Schade served as Executive Vice President and Chief Financial Officer at NRG Energy, a NYSE listed, S&P 500 wholesale power generation company based in Princeton, NJ. While there, he was responsible for corporate financial functions, including Treasury, Accounting, Tax, Risk, Credit Management and Insurance. Prior to joining NRG, he was Senior Vice President Administration and Chief Financial Officer at Medarex Inc., a NASDAQ listed, Princeton-based biopharmaceutical company. He also helped Medarex to grow to become a leading pharmaceutical development company, raising capital through a series of public capital market and asset monetization transactions. While there, he also oversaw the manufacturing of multiple development/clinical programs and was responsible for the business development team. Before joining Medarex in 2000, Mr. Schade served as Managing Director at Merrill Lynch in London, where he was head of the European Corporate Funding Group and was responsible for certain capital markets activities of Merrill Lynch’s European corporate clients. He also held various corporate finance and capital markets positions in New York and London for both Merrill Lynch and JP Morgan Chase & Co. Mr. Schade currently serves on the Board of Directors of Indivior, a UK listed spinoff of the pharmaceutical division of the consumer products conglomerate, Reckitt Benckiser. Mr. Schade received an A.B. degree from Princeton University, and received an M.B.A. from the Wharton School at the University of Pennsylvania. Mr. Schade is 55 years old.

JAMES M. SULLIVAN has been a director of Integra since 1992. He is a Co-Founder of, and currently the Principal Advisor to, the Clover Investment Group. Between 1986 and April 2009, he held several positions with Marriott International, Inc. (and its predecessor, Marriott Corp.), including Vice President of Mergers and Acquisitions and Executive Vice President of Lodging Development. From 1983 to 1986, Mr. Sullivan was Chairman, President and Chief Executive Officer of Tenly Enterprises, Inc., a privately held company operating 105 restaurants. Prior to 1983, he held senior management positions with Marriott Corp., Harrah’s Entertainment, Inc., Holiday Inns, Inc., Kentucky Fried Chicken Corp. and Heublein, Inc. He also was employed as a senior auditor with Arthur Andersen & Co. and served as a director of Classic Vacation Group, Inc. until its acquisition by Expedia, Inc. in March 2002. Mr. Sullivan currently serves as a member of the Board of Directors of SeaSpine Holdings Corporation. He serves as a member of SeaSpine Holdings Corporation’s audit committee and nominating and corporate governance committee. Mr. Sullivan received a B.S. degree in Accounting from Boston College and an M.B.A. degree from the University of Connecticut. Mr. Sullivan is 72 years old.

JOSEPH VINHAIS is Integra’s Corporate Vice President, Global Quality Assurance. His responsibilities include strategic direction for corporate quality systems. Mr. Vinhais joined Integra in September 2012 as Senior Vice President, Global Quality Assurance, and was appointed Corporate Vice President in December 2012. Mr. Vinhais has over 20 years of global quality experience in quality assurance, regulatory affairs, compliance, and operations execution. Prior to joining Integra, Mr. Vinhais was head of Quality Assurance, Regulatory Affairs, and Sustainability at Philips Healthcare Imaging Systems, from 2009 to September 2012, where he was responsible for quality assurance and regulatory affairs for the Computed Tomography and Nuclear Medicine business. Prior to Philips, Mr. Vinhais was General Manager of Quality Assurance & Regulatory Affairs at General Electric Healthcare, from 2007 to 2009. Mr. Vinhais received a B.S. in Information Sciences and Systems from Central Connecticut State University, a certificate in Medical Device Management from Worcester Polytechnic Institute, and a certificate in Regulatory Affairs and Compliance from Northeastern University.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of Derma Sciences or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

The Depositary and Paying Agent for the Offer is:

Broadridge Corporate Issuer Solutions, Inc.

If delivering via a USPS Service:	If delivering via UPS, Fedex or Courier:
Broadridge, Inc.	Broadridge, Inc.
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For assistance call: (800) 733-1121

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Guidelines for Certification of Taxpayer Identification on Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

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